SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

Stock Code: 69

Interim Report 2007

CORPORATE INFORMATION

As at 4 September 2007

Board of Directors

Executive Directors
Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr LUI Man Shing *(Deputy Chairman)*
Mr Giovanni ANGELINI
Mr NG Si Fong, Alan

Non-Executive Directors
Madam KUOK Oon Kwong
Mr HO Kian Guan
Mr LEE Yong Sun
Mr Roberto V. ONGPIN
Mr Alexander Reid HAMILTON*
Mr WONG Kai Man*
Mr Timothy David DATTELS*
Mr Michael Wing-Nin CHIU*
Mr HO Kian Hock
(Alternate to Mr HO Kian Guan)

* *Independent Non-Executive Directors*

Remuneration Committee

Mr KUOK Khoon Loong, Edward *(Chairman)*
Mr Alexander Reid HAMILTON
Mr WONG Kai Man

Audit Committee

Mr Alexander Reid HAMILTON *(Chairman)*
Mr HO Kian Guan
Mr WONG Kai Man

Company Secretary

Ms KO Sau Lai

Auditor

PricewaterhouseCoopers
Certified Public Accountants
22nd Floor
Prince's Building
Central
Hong Kong

Head Office and Principal Place of Business

21st Floor
CITIC Tower
No. 1 Tim Mei Avenue
Central
Hong Kong

Branch Share Registrar in Hong Kong

Tricor Abacus Limited
26th Floor, Tesbury Centre
28 Queen's Road East
Wanchai
Hong Kong

Company's Website

http://www.shangri-la.com

Financial Information

http://www.ir.shangri-la.com

The board of directors (the "Board") of Shangri-La Asia Limited (the "Company") is pleased to announce the unaudited interim results of the Company and its subsidiaries (the "Group"), and associates for the six months ended 30 June 2007. These results have been reviewed by the Company's auditors, PricewaterhouseCoopers, in accordance with the Hong Kong Standard on Review Engagements 2410 "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" and by the Audit Committee of the Board. The review report of the auditors is set out on page 3.

The consolidated profit attributable to equity holders of the Company for the six months ended 30 June 2007 increased to US$159.7 million (US6.196 cents per share) from US$82.0 million (US3.241 cents per share) in the same period last year.

The Board has declared an interim dividend of **HK15 cents** per share for 2007 (2006: HK13 cents per share) payable on Thursday, 11 October 2007 to shareholders whose names appear on the registers of members of the Company on Tuesday, 2 October 2007.

GROUP FINANCIAL HIGHLIGHTS

Consolidated Results

		Six months ended 30 June	
		2007	2006
		Unaudited	Unaudited
Sales	*US$'000*	**557,733**	469,976
Profit attributable to the equity holders of the Company	*US$'000*	**159,689**	82,006
Earnings per share	*US cents*	**6.196**	3.241
Dividend per share	*HK cents*	**15**	13
Annualised Return on Equity		**11.4%**	6.7%
[Profit attributable to equity holders of the Company for the six months / Average equity attributable to equity holders of the Company x 2]			
EBITDA [earnings before interest, tax, depreciation, amortisation and non-operating items]	*US$ million*	**204.1**	167.9
EBITDA Margin [EBITDA / Sales]		**36.6%**	35.7%

Consolidated Balance Sheet

		As at	
		30 June 2007	31 December 2006
		Unaudited	Audited
Total equity	*US$'000*	**3,218,212**	2,975,324
Net assets attributable to the Company's equity holders	*US$'000*	**2,913,039**	2,699,179
Net borrowings (total of bank loans, overdrafts, convertible bonds less cash and cash equivalents)	*US$'000*	**1,327,628**	1,219,144
Net assets per share attributable to the Company's equity holders	*US$*	**1.127**	1.054
Net assets (total equity) per share	*US$*	**1.245**	1.162
Net borrowings to total equity ratio		**41.3%**	41.0%

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

PricewaterhouseCoopers
22nd Floor, Prince's Building
Central, Hong Kong
Telephone: (852) 2289 8888
Facsimile: (852) 2810 9888

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION
TO THE BOARD OF DIRECTORS OF SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)

Introduction

We have reviewed the interim financial information set out on pages 4 to 28, which comprises the condensed consolidated balance sheet of Shangri-La Asia Limited (the "Company") and its subsidiaries (together, the "Group") as at 30 June 2007 and the related condensed consolidated statements of income, changes in equity and cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on the Main Board of The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting". Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of Review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial information is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim Financial Reporting".

PricewaterhouseCoopers
Certified Public Accountants

Hong Kong, 4 September 2007

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

(All amounts in US dollar thousands)

		As at	
		30 June	31 December
		2007	2006
	Note	**Unaudited**	Audited
ASSETS			
Non-current assets			
Property, plant and equipment	*4*	**2,957,555**	2,659,861
Investment properties	*4*	**390,465**	385,125
Leasehold land and land use rights	*4*	**384,795**	381,142
Intangible assets	*4*	**87,780**	87,709
Interest in associates		**1,030,216**	924,256
Deferred income tax assets		**406**	555
Available-for-sale financial assets	*5*	**3,818**	4,052
Derivative financial instruments	*13*	**15,397**	1,458
Other receivables	*6*	**4,366**	3,923
		4,874,798	4,448,081
Current assets			
Inventories		**23,715**	22,019
Accounts receivable, prepayments and deposits	*7*	**140,024**	205,628
Due from associates		**27,004**	19,695
Financial assets held for trading	*8*	**55,818**	50,094
Cash and cash equivalents		**378,991**	330,161
		625,552	627,597
Total assets		**5,500,350**	5,075,678
EQUITY			
Capital and reserves attributable to the Company's equity holders			
Share capital	*9*	**1,258,393**	1,224,810
Other reserves	*10*	**1,142,109**	1,088,174
Retained earnings			
– Proposed interim/final dividend	*22*	**50,119**	33,295
– Others		**462,418**	352,900
		2,913,039	2,699,179
Minority interests		**305,173**	276,145
Total equity		**3,218,212**	2,975,324

CONDENSED CONSOLIDATED INTERIM BALANCE SHEET *(Continued)*

(All amounts in US dollar thousands)

	Note	As at 30 June 2007 Unaudited	As at 31 December 2006 Audited
LIABILITIES			
Non-current liabilities			
Bank loans	*11*	**1,650,359**	1,479,713
Convertible bonds	*12*	**6,293**	26,704
Derivative financial instruments	*13*	**-**	11,765
Due to minority shareholders	*14*	**13,982**	14,851
Deferred income tax liabilities		**202,976**	211,941
		1,873,610	1,744,974
Current liabilities			
Accounts payable and accruals	*15*	**313,744**	277,503
Due to minority shareholders	*14*	**14,170**	15,588
Current income tax liabilities		**30,647**	19,401
Bank loans and overdrafts	*11*	**49,967**	42,888
		408,528	355,380
Total liabilities		**2,282,138**	2,100,354
Total equity and liabilities		**5,500,350**	5,075,678
Net current assets		**217,024**	272,217
Total assets less current liabilities		**5,091,822**	4,720,298

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT

(All amounts in US dollar thousands)

	Note	Six months ended 30 June 2007 Unaudited	2006 Unaudited
Sales	3	**557,733**	469,976
Cost of goods sold	16	**(213,306)**	(183,136)
Gross profit		**344,427**	286,840
Other gains – net	17	**42,074**	32,102
Marketing costs	16	**(20,213)**	(17,230)
Administrative expenses	16	**(44,233)**	(38,545)
Other operating expenses	16	**(161,877)**	(142,722)
Operating profit		**160,178**	120,445
Finance costs	18	**(7,712)**	(15,383)
Share of profit of associates	19	**51,383**	11,408
Profit before income tax		**203,849**	116,470
Income tax expense	20	**(34,976)**	(27,083)
Profit for the period		**168,873**	89,387
Attributable to:			
Equity holders of the Company		**159,689**	82,006
Minority interests		**9,184**	7,381
		168,873	89,387
Earnings per share for profit attributable to the equity holders of the Company during the period (expressed in US cents per share)			
– basic	21	**6.196**	3.241
– diluted	21	**6.170**	3.237
Dividends	22	**50,119**	42,569

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(All amounts in US dollar thousands)

		Unaudited				
		Attributable to equity holders of the Company				
	Note	Share capital	Other reserves	Retained earnings	Minority interests	Total
Balance at 1 January 2006		1,181,117	940,569	259,351	249,177	2,630,214
Currency translation differences		–	53,628	–	7,963	61,591
Net income recognised directly in equity		–	53,628	–	7,963	61,591
Profit for the period		–	–	82,006	7,381	89,387
Total recognised income for the six months ended 30 June 2006		–	53,628	82,006	15,344	150,978
Issue of shares upon conversion of convertible bonds – equity component	9	3,944	(439)	–	–	3,505
Exercise of share options – allotment of shares	9	5,201	–	–	–	5,201
Exercise of share options – transfer from option reserve to share premium	9	519	(519)	–	–	–
Granting of share options – value of employee service		–	2,024	–	–	2,024
Payment of 2005 final dividend		–	–	(32,690)	–	(32,690)
Dividend paid to and equity acquired from minority interests		–	–	–	(7,475)	(7,475)
Equity injected from minority interests		–	–	–	9,656	9,656
Net change in equity loans due to minority interests		–	–	–	(118)	(118)
		9,664	1,066	(32,690)	2,063	(19,897)
Balance at 30 June 2006		1,190,781	995,263	308,667	266,584	2,761,295
Balance at 1 January 2007		1,224,810	1,088,174	386,195	276,145	2,975,324
Currency translation differences		–	54,838	–	7,817	62,655
Net income recognised directly in equity		–	54,838	–	7,817	62,655
Profit for the period		–	–	159,689	9,184	168,873
Total recognised income for the six months ended 30 June 2007		–	54,838	159,689	17,001	231,528
Issue of shares upon conversion of convertible bonds – equity component	9	28,353	(2,021)	–	–	26,332
Exercise of share options – allotment of shares	9	4,368	–	–	–	4,368
Exercise of share options – transfer from option reserve to share premium	9	862	(862)	–	–	–
Granting of share options – value of employee service		–	1,980	–	–	1,980
Payment of 2006 final dividend		–	–	(33,347)	–	(33,347)
Dividend paid to minority interests		–	–	–	(7,522)	(7,522)
Equity injected from minority interests		–	–	–	275	275
Net change in equity loans due to minority interests		–	–	–	19,274	19,274
		33,583	(903)	(33,347)	12,027	11,360
Balance at 30 June 2007		**1,258,393**	**1,142,109**	**512,537**	**305,173**	**3,218,212**

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT

(All amounts in US dollar thousands)

	Unaudited Six months ended 30 June 2007	2006
Cash flow from operating activities	**114,686**	82,156
Cash flows from investing activities		
– purchases of property, plant and equipment; investment properties and land use rights	**(291,027)**	(269,592)
– proceeds on disposal of property, plant and equipment	**425**	760
– acquisition of additional interest in a subsidiary	**–**	(2,520)
– proceeds from disposal of interest in subsidiaries	**78,291**	–
– deposit received for proposed disposal of interest in a subsidiary	**20,840**	–
– other investing cash flow – net	**(29,445)**	(44,029)
Net cash used in investing activities – net	**(220,916)**	(315,381)
Cash flows from financing activities		
– dividend paid	**(42,679)**	(41,579)
– net increase in borrowings	**172,629**	318,873
– other finance cash flows – net	**17,431**	12,186
Cash flows from financing activities – net	**147,381**	289,480
Net increase in cash and cash equivalents and bank overdrafts	**41,151**	56,255
Cash and cash equivalents and bank overdrafts at 1 January	**330,049**	266,985
Exchange gains on cash, cash equivalents and bank overdrafts	**5,500**	–
Cash and cash equivalents and bank overdrafts at 30 June	**376,700**	323,240
Analysis of balances of cash and cash equivalents and bank overdrafts		
Cash at bank and in hand	**179,452**	122,488
Short-term bank deposits	**199,539**	201,767
Cash and cash equivalents	**378,991**	324,255
Bank overdrafts	**(2,291)**	(1,015)
	376,700	323,240

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(All amounts in US dollar thousands unless otherwise stated)

1. GENERAL INFORMATION

The Company and its subsidiaries own and operate hotels and associated properties; and provide hotel management and related services.

The Company is a limited liability company incorporated in Bermuda. The address of its registered office is Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda.

The Company has its primary listing on the Main Board of The Stock Exchange of Hong Kong Limited with secondary listing on the Singapore Exchange Securities Trading Limited.

2. BASIS OF PREPARATION AND ACCOUNTING POLICIES

These unaudited condensed consolidated interim financial statements for the six months ended 30 June 2007 have been prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants.

These condensed consolidated interim financial statements should be read in conjunction with the 2006 annual financial statements. The accounting policies and methods of computation used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2006 with the addition of the following new standard, amendment to standard and interpretations which are relevant to the Group's operation and are mandatory for financial year ending 31 December 2007:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) – Int 8	Scope of HKFRS 2
HK(IFRIC) – Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) – Int 10	Interim Financial Reporting and Impairment

The above new standard, amendment to standard and interpretations have no material effect to the Group's accounting policies except that there will be additional disclosures required by HKAS 1 Amendment and HKFRS 7 in the Group's 2007 annual financial statements.

The following new standard, amendment to standard and interpretations are relevant to the operation but are not effective for 2007 and have not been early adopted:

HKAS 23 (Revised)	Borrowing Costs
HKFRS 8	Operating Segments
HK(IFRIC) – Int 11	HKFRS 2 – Group and Treasury Share Transactions
HK(IFRIC) – Int 12	Service Concession Arrangements

3. **SEGMENT INFORMATION**

Primary reporting format – geographical segments

The Group is managed on a worldwide basis in six main geographical areas:

Hong Kong	– hotel ownership, operation and management
Mainland China	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
The Philippines	– hotel ownership, operation and management
Singapore	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
Thailand	– hotel ownership, operation and management – ownership and leasing of office, commercial and serviced apartments
Malaysia	– hotel ownership, operation and management, golf club ownership and operation – ownership and leasing of office, commercial and serviced apartments
Other countries	– hotel ownership, operation and management

Secondary reporting format – business segments

The Group is organised on a worldwide basis into three main business segments:

Hotel operation	– ownership and operation of hotel business
Hotel management	– provision of hotel management and related services
Property rentals	– ownership and leasing of office, commercial and serviced apartments

3. **SEGMENT INFORMATION** *(Continued)*

Primary reporting format – geographical segments

Segment income statement
For the six months ended 30 June 2007 *(US$ million)*

	The People's Republic of China								
	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	109.2	189.0	71.8	80.5	30.4	55.0	21.8	-	557.7
Inter-segment sales	3.4	8.5	4.0	2.2	0.4	1.7	1.4	(21.6)	-
Total	112.6	197.5	75.8	82.7	30.8	56.7	23.2	(21.6)	557.7
Result									
Segment results	11.7	43.1	14.6	27.0	11.4	14.5	7.5	-	129.8
Interest income									4.2
Dividend income									0.5
Net realised and unrealised gains on financial assets held for trading									5.4
Fair value gains on derivative financial instruments – interest-rate swap contracts									25.2
Unallocated corporate expenses									(11.1)
Gain on disposal of partial interests in subsidiaries									6.2
Operating profit									160.2
Finance costs									(7.7)
Share of profit of associates	0.2	49.9	-	-	-	1.2	0.1	-	51.4
Profit before income tax									203.9
Depreciation of property, plant and equipment	(7.3)	(27.2)	(10.5)	(6.7)	(4.4)	(5.6)	(1.8)	-	(63.5)
Amortisation of leasehold land and land use rights	(1.0)	(2.7)	-	(0.1)	-	(0.1)	(0.1)	-	(4.0)
Capital expenditures, excluding intangible assets	4.7	219.4	20.7	5.5	17.6	9.4	26.1	-	303.4

Segment balance sheet
As at 30 June 2007 *(US$ million)*

	Hong Kong	Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	276.4	1,891.5	467.4	715.6	211.4	397.3	316.0	(13.4)	4,262.2
Interest in associates	24.2	861.8	-	71.4	-	26.1	46.7	-	1,030.2
Unallocated assets									120.1
Intangible assets									87.8
Total assets									5,500.3
Segment liabilities	(54.9)	(165.8)	(30.9)	(24.2)	(15.8)	(21.2)	(20.7)	13.4	(320.1)
Unallocated liabilities									(1,962.0)
Total liabilities									(2,282.1)

3. SEGMENT INFORMATION *(Continued)*

Primary reporting format – geographical segments *(Continued)*

Segment income statement
For the six months ended 30 June 2006 *(US$ million)*

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Sales									
External sales	102.4	153.6	58.3	66.0	27.4	41.3	21.0	–	470.0
Inter-segment sales	3.6	8.5	3.7	1.7	1.3	1.2	0.5	(20.5)	–
Total	106.0	162.1	62.0	67.7	28.7	42.5	21.5	(20.5)	470.0
Result									
Segment results	10.1	33.8	12.2	19.4	10.6	8.4	4.5	–	99.0
Interest income									4.2
Dividend income									0.5
Net realised and unrealised gains on financial assets held for trading									8.1
Fair value gains on derivative financial instruments – interest-rate swap contracts									19.5
Unallocated corporate expenses									(10.5)
Excess of net assets over the cost of acquisition of additional interest in a subsidiary									0.7
Goodwill impairment									(1.0)
Operating profit									120.5
Finance costs									(15.4)
Share of profit of associates	–	9.8	–	0.7	–	0.9	–	–	11.4
Profit before income tax									116.5
Depreciation of property, plant and equipment	(6.6)	(24.6)	(9.1)	(6.4)	(4.0)	(4.5)	(1.5)	–	(56.7)
Amortisation of leasehold land and land use rights	(1.0)	(2.8)	–	(0.1)	–	(0.1)	(0.1)	–	(4.1)
Capital expenditures, excluding intangible assets	2.9	107.8	13.2	6.8	5.9	8.8	130.1	–	275.5

Segment balance sheet
As at 31 December 2006 *(US$ million)*

	Hong Kong	The People's Republic of China Mainland China	The Philippines	Singapore	Thailand	Malaysia	Other	Elimination	Group
Segment assets	288.1	1,666.2	445.7	716.3	204.8	378.5	277.2	(16.9)	3,959.9
Interest in associates	24.0	768.9	–	71.3	–	25.9	34.2	–	924.3
Unallocated assets									103.8
Intangible assets									87.7
Total assets									5,075.7
Segment liabilities	(69.4)	(107.0)	(33.3)	(25.7)	(17.5)	(22.5)	(21.5)	16.9	(280.0)
Unallocated liabilities									(1,820.4)
Total liabilities									(2,100.4)

3. **SEGMENT INFORMATION** *(Continued)*

Secondary reporting format – business segments
For the six months ended/as at 30 June 2007 *(US$ million)*

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	**287.5**			
– Food and beverage sales	**205.0**			
– Rendering of ancillary services	**38.5**			
	531.0	**119.5**	**3,811.7**	**300.5**
Hotel management	**36.8**	**4.7**	**47.6**	**1.9**
Property rentals	**11.5**	**5.6**	**416.3**	**1.0**
Elimination	**(21.6)**	**–**	**(13.4)**	**–**
	557.7	**129.8**	**4,262.2**	**303.4**
Interest in associates			**1,030.2**	
Unallocated assets			**120.1**	
Intangible assets			**87.8**	
Total			**5,500.3**	

For the six months ended 30 June 2006 *(US$ million)*

	Sales	Segment results	Total assets	Capital expenditures
Hotel operation				
– Room rentals	243.5			
– Food and beverage sales	173.9			
– Rendering of ancillary services	33.6			
	451.0	92.9		273.9
Hotel management	29.8	2.6		0.1
Property rentals	9.7	3.5		1.5
Elimination	(20.5)	–		–
Total	470.0	99.0		275.5

As at 31 December 2006 *(US$ million)*

	Total assets
Hotel operation	3,422.2
Hotel management	48.9
Property rentals	505.7
Elimination	(16.9)
	3,959.9
Interest in associates	924.3
Unallocated assets	103.8
Intangible assets	87.7
Total	5,075.7

4. CAPITAL EXPENDITURE

	Investment properties	Property, plant & equipment	Leasehold land and land use rights	Intangible assets
Opening net book amount as at 1 January 2007	385,125	2,659,861	381,142	87,709
Additions	964	300,511	1,903	401
Exchange differences	4,466	61,740	5,729	–
Disposal of a subsidiary	–	(118)	–	–
Disposals	(90)	(751)	–	–
Depreciation/amortisation charge *(Note 16)*	–	(63,688)	(3,979)	(330)
Closing net book amount as at 30 June 2007	**390,465**	**2,957,555**	**384,795**	**87,780**
Opening net book amount as at 1 January 2006	353,159	2,155,403	375,143	86,692
Additions	1,638	268,830	5,006	958
Exchange differences	12,717	44,876	4,044	–
Disposals/goodwill impairment	(44)	(7,182)	–	(1,026)
Reclassified as deposit	(43,668)	–	–	–
Depreciation/amortisation charge *(Note 16)*	–	(56,775)	(4,132)	(266)
Closing net book amount as at 30 June 2006	323,802	2,405,152	380,061	86,358

5. AVAILABLE-FOR-SALE FINANCIAL ASSETS

	As at	
	30 June 2007	31 December 2006
Equity securities:		
Overseas unlisted shares, at cost	**1,916**	1,916
– Exchange differences	**148**	83
– Provision for impairment losses	**(309)**	–
	1,755	1,999
Club debentures	**2,063**	2,053
	3,818	4,052

6. OTHER RECEIVABLES

	As at	
	30 June 2007	31 December 2006
Loans to a managed hotel	**4,366**	3,923

The loans were granted to a managed hotel in Australia owned by an independent third party under the provision of the hotel management agreement. The loans are secured by a second mortgage over that hotel property and wholly repayable by year 2012 according to a fixed repayment schedule. These loans are interest-free except for a fixed amount of A$2,000,000 (equivalent to US$1,730,000) which is interest bearing at LIBOR plus 1% per annum.

The effective interest rate applied to calculate the fair value on the interest free portion is 5.74% per annum.

7. ACCOUNTS RECEIVABLE, PREPAYMENTS AND DEPOSITS

	As at	
	30 June 2007	31 December 2006
Trade receivables	**55,969**	57,605
Prepayments and deposits	**39,865**	113,346
Accounts receivable	**44,190**	34,677
	140,024	205,628

(a) The fair value of the trade and other receivables are not materially different from their carrying value.

(b) A significant part of the Group's sales are by credit cards or with deposit payment. The remaining amounts are with general credit term of 30 days. The Group has a defined credit policy. The ageing analysis of the trade receivables were as follows:

	As at	
	30 June 2007	31 December 2006
0 – 3 months	**52,149**	54,775
4 – 6 months	**1,920**	1,945
Over 6 months	**1,900**	885
	55,969	57,605

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers, internationally dispersed.

8. FINANCIAL ASSETS HELD FOR TRADING

	As at	
	30 June 2007	31 December 2006
Equity securities, at market value		
Shares listed in Hong Kong	**53,902**	48,279
Shares listed outside Hong Kong	**1,916**	1,815
	55,818	50,094

Equity securities listed in Hong Kong included 10,867,055 (31 December 2006: 10,867,055) ordinary shares in the Company with a carrying value of US$26,474,000 (31 December 2006: US$28,114,000) held by a wholly-owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand ("SHPCL"). Such shares, representing approximately 0.4% (31 December 2006: 0.4%) of the issued share capital of the Company as at 30 June 2007, were held by the wholly-owned subsidiary of SHPCL before the Company acquired a controlling interest in SHPCL in late 1999. The Company has undertaken, subject to market conditions, to use its reasonable endeavours to procure SHPCL to dispose of all such shares to independent parties. In view of the temporary nature of this holding in such shares, they have been classified as financial assets held for trading in these financial statements.

9. SHARE CAPITAL

	No. of shares ('000)	Amount: Ordinary shares	Amount: Share premium	Total
Authorised				
– Ordinary shares of HK$1 each				
At 31 December 2006 and 30 June 2007	5,000,000	646,496	–	646,496
Issued and fully paid				
– Ordinary shares of HK$1 each				
At 1 January 2007	2,560,753	330,676	894,134	1,224,810
Exercise of share options				
– allotment of shares *(note (a))*	3,191	412	3,956	4,368
– transfer from option reserve	–	–	862	862
Issue of shares upon conversion of convertible bonds *(note (b))*	21,192	2,734	25,619	28,353
At 30 June 2007	**2,585,136**	**333,822**	**924,571**	**1,258,393**
At 1 January 2006	2,527,439	326,377	854,740	1,181,117
Exercise of share options				
– allotment of shares *(note (a))*	4,336	560	4,641	5,201
– transfer from option reserve	–	–	519	519
Issue of shares upon conversion of convertible bonds *(note (b))*	3,078	397	3,547	3,944
At 30 June 2006	2,534,853	327,334	863,447	1,190,781
Exercise of share options				
– allotment of shares *(note (a))*	3,799	490	3,951	4,441
– transfer from option reserve	–	–	344	344
Issue of shares upon conversion of convertible bonds *(note (b))*	22,101	2,852	26,392	29,244
At 31 December 2006	2,560,753	330,676	894,134	1,224,810

9. **SHARE CAPITAL** *(Continued)*

(a) The following option shares at various exercise prices granted to option holders of the Company under the Executive Option Scheme and the New Option Scheme were exercised:

	Number of option shares issued						
In year 2007	**At HK$8.26 per option share**	**At HK$8.82 per option share**	**At HK$8.18 per option share**	**At HK$6.81 per option share**	**At HK$11.60 per option share**	**At HK$14.60 per option share**	**Total consideration** *US$'000*
January	327,084	–	67,921	–	150,000	–	645
February	–	–	67,921	50,000	125,000	–	303
March	–	48,000	195,648	60,000	376,000	–	877
April	–	–	–	20,000	152,000	–	245
May	–	77,528	–	40,000	984,000	–	1,596
June	–	–	–	–	375,000	75,000	702
For the six months ended 30 June 2007	**327,084**	**125,528**	**331,490**	**170,000**	**2,162,000**	**75,000**	**4,368**
For the six months ended 30 June 2006	1,555,099	630,538	600,000	210,000	1,341,000	–	5,201
For the year ended 31 December 2006	2,221,256	1,996,656	1,026,932	660,000	2,230,000	–	9,642

The weighted average closing price of the shares immediately before the dates on which the options were exercised for the six months ended 30 June 2007 was HK$20.22.

(b) During the period, the following ordinary shares of the Company have been issued to holders of convertible bonds issued by a wholly-owned subsidiary of the Company who have exercised their rights of conversion at a conversion price of HK$9.25 per ordinary share of the Company:

Issue date of ordinary shares	**Face value of convertible bonds** *US$'000*	**Number of new ordinary shares issued**
January 2007	5,000	4,216,216
February 2007	16,932	14,277,794
April 2007	3,200	2,698,377
	25,132	21,192,387

Share options

Share options are granted to directors and to key employees. The exercise price of the granted options is equal to/higher than the closing price of the shares on the date of the grant. Options are conditional on the directors and employees completing one year's service (the vesting period). The options are exercisable starting one year from the grant date and the options have a contractual option term of ten years. The Group has no legal or constructive obligation to repurchase or settle the options in cash.

The Company has two share option schemes: the Executive Option Scheme and the New Option Scheme. Details of these two schemes are stated under the section headed "SHARE OPTIONS" of this report.

9. **SHARE CAPITAL** *(Continued)*

Movements in the number of outstanding option shares and their related weighted average exercise prices are as follows:

	For the six months ended 30 June 2007		For the year ended 31 December 2006	
	Average exercise price in HK$ per option share	Number of option shares	Average exercise price in HK$ per option share	Number of option shares
At 1 January	**11.69**	**27,141,532**	10.26	29,023,876
Granted	–	–	14.60	7,080,000
Exercised	**10.61**	**(3,191,102)**	9.19	(8,134,844)
Lapsed	**13.17**	**(105,000)**	11.12	(827,500)
At 30 June/31 December	**11.83**	**23,845,430**	11.69	27,141,532

Outstanding option shares at the end of the period have the following expiry dates and exercise prices:

Expiry date	Exercise price in HK$ per option share	Number of option shares as at 30 June 2007	31 December 2006
Executive Option Scheme			
30 April 2008	8.26	**1,138,372**	1,465,456
14 January 2010	8.82	**1,560,716**	1,686,244
14 January 2011	8.18	**135,842**	467,332
		2,834,930	3,619,032
New Option Scheme			
30 June 2007	11.60	–	200,000
30 June 2007	14.60	–	37,500
2 May 2008	11.60	**50,000**	50,000
28 May 2012	6.81	**1,370,000**	1,540,000
27 April 2015	11.60	**12,733,000**	14,745,000
15 June 2016	14.60	**6,857,500**	6,950,000
		21,010,500	23,522,500

No option was granted during the six months ended 30 June 2007.

According to the terms of the two option schemes, options on 162,028 shares, 60,000 shares, 1,230,000 shares and 342,500 shares with exercise price per share of HK$8.26, HK$6.81, HK$11.60 and HK$14.60, respectively have been exercised subsequent to 30 June 2007 and up to the approval date of these financial statements. No options were lapsed under the Executive Option Scheme and the New Option Scheme subsequent to 30 June 2007 and up to the approval date of these financial statements.

10. OTHER RESERVES

	Option	Convertible bonds	Capital redemption	Exchange fluctuation	Capital	Other	Contributed surplus	Total
Balance at 1 January 2006	3,468	6,122	10,666	(72,286)	601,490	1,368	389,741	940,569
Currency translation differences	-	-	-	53,628	-	-	-	53,628
Issue of shares upon conversion of convertible bonds – equity component	-	(439)	-	-	-	-	-	(439)
Granting of share options	2,024	-	-	-	-	-	-	2,024
Exercise of share options – transfer to share premium	(519)	-	-	-	-	-	-	(519)
Balance at 30 June 2006	4,973	5,683	10,666	(18,658)	601,490	1,368	389,741	995,263
Currency translation differences	-	-	-	93,924	-	-	-	93,924
Issue of shares upon conversion of convertible bonds – equity component	-	(3,060)	-	-	-	-	-	(3,060)
Granting of share options	2,391	-	-	-	-	-	-	2,391
Exercise of share options – transfer to share premium	(344)	-	-	-	-	-	-	(344)
Balance at 31 December 2006 and 1 January 2007	7,020	2,623	10,666	75,266	601,490	1,368	389,741	1,088,174
Currency translation differences	-	-	-	54,838	-	-	-	54,838
Issue of shares upon conversion of convertible bonds – equity component	-	(2,021)	-	-	-	-	-	(2,021)
Granting of share options	1,980	-	-	-	-	-	-	1,980
Exercise of share options – transfer to share premium	(862)	-	-	-	-	-	-	(862)
Balance at 30 June 2007	8,138	602	10,666	130,104	601,490	1,368	389,741	1,142,109

11. BANK LOANS AND OVERDRAFTS

	As at 30 June 2007	As at 31 December 2006
Overdrafts – unsecured	**2,291**	112
Bank loans – secured	**–**	3
Bank loans – unsecured	**1,698,035**	1,522,486
	1,700,326	1,522,601

The maturity of bank loans and overdrafts is as follows:

	As at 30 June 2007	As at 31 December 2006
Within 1 year	**49,967**	42,888
Between 1 and 2 years	**163,374**	162,261
Between 2 and 5 years	**1,486,985**	1,317,452
Wholly repayable within 5 years	**1,700,326**	1,522,601

The bank loans of a subsidiary as at 31 December 2006 which were secured by charges over certain motor vehicles of the subsidiary with net book values totaling US$70,000 were wholly repaid during the current period.

The effective interest rates at the balance sheet date were as follows:

	30 June 2007					31 December 2006				
	HK$	**RMB**	**MYR**	**US$**	**S$**	HK$	RMB	MYR	US$	S$
Bank overdrafts	**7.75%**	**–**	**–**	**–**	**–**	–	–	6.80%	–	–
Bank borrowings	**4.79%**	**6.03%**	**4.21%**	**5.76%**	**2.59%**	4.26%	5.64%	4.31%	5.80%	3.63%

The carrying amounts of the bank loans and overdrafts approximate their fair value and are denominated in the following currencies:

	As at 30 June 2007	As at 31 December 2006
Hong Kong dollar	**1,200,834**	1,113,092
Renminbi	**37,334**	40,538
Malaysian Ringgit	**52,825**	49,926
US dollar	**404,128**	315,800
Singapore dollar	**5,205**	3,245
	1,700,326	1,522,601

The Group has the following undrawn borrowing facilities:

	As at 30 June 2007	As at 31 December 2006
Floating rate		
– expiring within one year	**124,760**	148,817
– expiring beyond one year	**640,025**	768,767
Fixed rate		
– expiring within one year	**–**	24,828
– expiring beyond one year	**74,728**	45,069
	839,513	987,481

As at 30 June 2007, an undrawn floating rate borrowing facility of Baht 800 million (31 December 2006: Baht 800 million) expiring beyond one year is secured by a freehold land with net book value of US$7,151,000 (31 December 2006: US$6,910,000).

12. CONVERTIBLE BONDS

On 15 March 2004, a wholly-owned subsidiary of the Company issued zero coupon guaranteed convertible bonds due March 2009 (the "Maturity Date"), in the aggregate principal amount of US$200 million with an initial conversion price of HK$9.25 per ordinary share of the Company (subject to adjustment). Unless previously redeemed, converted or purchased and cancelled, these bonds will be redeemed at 114.633 per cent of their principal amount on the Maturity Date.

The fair values of the liability component and the equity conversion component were determined at issuance of the bonds.

The fair value of the liability component, included in long-term borrowings, was calculated using a market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' equity in other reserves *(Note 10)*.

The value of convertible bonds recognised in the balance sheet is calculated as follows:

	As at	
	30 June 2007	31 December 2006
Face value of convertible bonds issued on 15 March 2004	**200,000**	200,000
Issuing expenses	**(3,185)**	(3,185)
Equity component	**(20,075)**	(20,075)
Liability component on initial recognition at 15 March 2004	**176,740**	176,740
Accumulated interest expense	**17,233**	16,918
Right of conversion exercised by bond holders	**(187,680)**	(166,954)
Liability component	**6,293**	26,704

The face value of the outstanding bonds at 30 June 2007 amounted to US$6,000,000. The carrying value of the liability component is calculated using cash flows discounted at an effective borrowing rate of 5.27% per annum. The fair value of the liability component as at 30 June 2007 amounted to US$6,143,000 and is calculated using cash flows discounted at a rate based on the borrowings rate of 5.425%.

In January 2007, the Company issued 4,216,216 new ordinary shares to a holder of convertible bonds with face value US$5,000,000 who had exercised the right of conversion at a conversion price of HK$9.25 per ordinary share before 31 December 2006. During the period, convertible bonds with face value US$20,132,000 were converted and 16,976,171 ordinary shares of the Company were allotted during the period *(Note 9(b))*.

Subsequent to 30 June 2007 and up to the approval date of these financial statements, a bond holder has served conversion notice and convertible bonds with face value of US$3,000,000 have been converted to 2,529,729 ordinary shares of the Company.

13. DERIVATIVE FINANCIAL INSTRUMENTS

	As at	
	30 June 2007	31 December 2006
Liabilities		
Interest-rate swaps contracts – non hedging	**–**	(11,765)
Less: current portion of interest-rate swaps contracts	**–**	–
Non-current portion	–	(11,765)
Assets		
Non-current portion of interest-rate swaps contracts – non hedging	**15,397**	1,458
Net assets/(liabilities)	**15,397**	(10,307)

The notional principal amounts of the outstanding HIBOR and LIBOR interest-rate swap contracts at 30 June 2007 were HK$4,760,000,000 and US$100,000,000, respectively (31 December 2006: HK$4,460,000,000 and US$100,000,000 respectively).

At 30 June 2007, the fixed interest rates vary from 4.28% to 4.70% per annum (31 December 2006: 4.335% to 4.70%).

14. DUE TO MINORITY SHAREHOLDERS

(a) Due to minority shareholders (non-current portion) are unsecured and with following terms:

	As at 30 June 2007	As at 31 December 2006
HIBOR plus 1.0% per annum and wholly repayable on 30 June 2015	**13,289**	14,175
LIBOR plus 2.5% per annum and wholly repayable on 30 June 2015	**693**	676
	13,982	14,851

(b) Due to minority shareholders (current portion) are unsecured and with following terms:

	As at 30 June 2007	As at 31 December 2006
HIBOR plus 1.0% per annum and wholly repayable on 30 June 2015	**1,772**	1,772
Interest free with no fixed repayment terms	**12,398**	13,816
	14,170	15,588

15. ACCOUNTS PAYABLE AND ACCRUALS

	As at 30 June 2007	As at 31 December 2006
Trade payables	**45,060**	48,637
Construction cost payable and accrued expenses	**268,684**	228,866
	313,744	277,503

The ageing analysis of the trade payables were as follows:

	As at 30 June 2007	As at 31 December 2006
0 – 3 months	**41,368**	46,465
4 – 6 months	**1,673**	531
Over 6 months	**2,019**	1,641
	45,060	48,637

16. EXPENSES BY NATURE

Expenses included in cost of goods sold, marketing costs, administrative expenses and other operating expenses are analysed as follows:

	For the six months ended	
	30 June 2007	30 June 2006
Depreciation of property, plant and equipment (net of amount capitalised of US$193,000 (2006: US$86,000)) *(Note 4)*	**63,495**	56,689
Amortisation of leasehold land and land use rights *(Note 4)*	**3,979**	4,132
Amortisation of trade mark and licences *(Note 4)*	**330**	266
Employee benefit expenses	**150,057**	130,166
Cost of inventories sold or consumed in operation	**67,040**	56,880
Loss on disposal of property, plant and equipment and investment properties	**332**	227
Discarding of property, plant and equipment due to renovation of hotels	**80**	3,001
Impairment loss on properties under development	**–**	2,758
Expenses on share options granted	**1,980**	2,024

17. OTHER GAINS – NET

	For the six months ended	
	30 June 2007	30 June 2006
Impairment losses on available-for-sale financial assets	**(309)**	–
Gains (realised and unrealised) on financial assets held for trading	**5,363**	8,059
Fair value gains on derivative financial instruments – interest-rate swap contracts	**25,184**	19,520
Gain on disposal of partial interests in subsidiaries	**6,175**	–
Excess of net assets over the cost of acquisition of additional interest in a subsidiary acquired	**–**	694
Goodwill impairment	**–**	(1,026)
Interest income	**4,266**	4,188
Dividend income	**500**	545
Others	**895**	122
	42,074	32,102

18. FINANCE COSTS

	For the six months ended	
	30 June 2007	30 June 2006
Interest expense		
– bank loans and overdrafts	**37,357**	29,410
– other loans	**732**	736
– convertible bonds wholly repayable within five years	**315**	1,502
	38,404	31,648
Less: amount capitalised	**(14,875)**	(5,796)
	23,529	25,852
Net foreign exchange transactions gains	**(15,817)**	(10,469)
	7,712	15,383

19. SHARE OF PROFIT OF ASSOCIATES

Share of associates' taxation for the six months ended 30 June 2007 being a net credit of US$9,751,000 (2006: net charge of US$14,078,000) is included in the income statement as share of profit of associates. The net credit in 2007 has resulted from the reversal of provision for deferred tax liabilities of US$27,921,000 due to reduction of income tax rate in Mainland China from 33% to 25% effective 1 January 2008.

Share of profit in 2006 was stated after the share of loss of US$14,677,000 due to implementation of the share reform scheme of a listed subsidiary in Mainland China owned by an associate.

20. INCOME TAX EXPENSE

Hong Kong profits tax has been provided at the rate of 17.5% (2006: 17.5%) on the estimated assessable profit for the period. Taxation on overseas profits has been calculated on the estimated assessable profit for the period at the rates of taxation prevailing in the countries in which the Group operates.

	For the six months ended	
	30 June 2007	30 June 2006
Current income tax		
– Hong Kong profits tax	**6,654**	5,767
– Overseas taxation	**33,138**	19,220
Deferred income tax	**(4,816)**	2,096
	34,976	27,083

Deferred income tax for the six months ended 30 June 2007 has been stated after the reversal of provision for deferred tax liabilities of subsidiaries of US$9,726,000 due to reduction of income tax rate in Mainland China from 33% to 25% effective 1 January 2008.

21. EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the period.

	For the six months ended	
	30 June 2007	30 June 2006
Profit attributable to equity holders of the Company *(US$'000)*	**159,689**	82,006
Weighted average number of ordinary shares in issue *(thousands)*	**2,577,490**	2,530,302
Basic earnings per share *(US cents per share)*	**6.196**	3.241

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company has two categories of dilutive potential ordinary shares: convertible bonds and share options. The convertible bonds are assumed to have been converted into ordinary shares and the net profit is adjusted to eliminate the interest expense. For the share options a calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average annual market share price of the Company's shares) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated as above is increased by the number of shares that would have been issued assuming the exercise of the share options.

21. EARNINGS PER SHARE *(Continued)*

For the six months ended 30 June 2007, all the share options issued under the Executive Option Scheme and the New Option Scheme have the greatest dilution effect. For the six months ended 30 June 2006, all the share options issued under the Executive Option Scheme and share options at exercise price of HK$6.81 and HK$11.60 per option share issued under the New Option Scheme have the greatest dilution effect.

	For the six months ended	
	30 June 2007	30 June 2006
Profit attributable to equity holders of the Company *(US$'000)*	**159,689**	82,006
Weighted average number of ordinary shares in issue *(thousands)*	**2,577,490**	2,530,302
Adjustments for – share options *(thousands)*	**10,785**	3,225
Weighted average number of ordinary shares for diluted earnings per share *(thousands)*	**2,588,275**	2,533,527
Diluted earnings per share *(US cents per share)*	**6.170**	3.237

22. DIVIDENDS

	For the six months ended	
	30 June 2007	30 June 2006
Interim dividend proposed of HK15 cents (2006: HK13 cents) per ordinary share	**50,119**	42,569

Notes:

(a) At a meeting held on 27 March 2007, the Board proposed a final dividend of HK10 cents per ordinary share for the year ended 31 December 2006, which was paid on 6 June 2007 and has been reflected as an appropriation of retained earnings for the six months ended 30 June 2007.

(b) At a meeting held on 4 September 2007, the Board declared an interim dividend of HK15 cents per ordinary share for the year ending 31 December 2007. This proposed dividend is not reflected as a dividend payable in these financial statements, but will be reflected as a distribution of retained earnings for the year ending 31 December 2007. The proposed interim dividend of US$50,119,000 for the six months ended 30 June 2007 is calculated based on 2,589,460,512 shares of the Company in issue as at the approval date of these financial statements.

23. FINANCIAL GUARANTEES AND CONTINGENCIES

(a) Financial guarantees

As at 30 June 2007, the Group executed proportionate guarantees for securing banking facilities granted to certain associates. The utilised amount of such facilities covered by the Group's guarantees for these associates amounted to US$37,478,000 (31 December 2006: US$41,039,000). The guarantees are stated at their respective contracted amounts. The Board is of the opinion that it is not likely that such guarantees will be called upon.

(b) Contingent liabilities

As at 30 June 2007, contingent liabilities of the Group were as follows:

(i) The Group executed a performance guarantee in favour of the owner of a hotel in Sydney, Australia for the financial performance of the hotel under a management contract. The maximum cumulative amount of liability under such guarantee is A$3,133,000 (equivalent to US$2,710,000) (31 December 2006: A$5,376,000).

(ii) The Group executed a performance guarantee in favour of the Government of the Republic of Maldives for the development of a resort in Maldives in accordance with an agreed work plan. The guarantee is valid until 26 April 2008 and will be discharged no later than 30 days following the date of completion of the resort in accordance with the agreement. The maximum cumulative amount of liability under such guarantee is US$4,375,000 (31 December 2006: US$4,375,000).

(iii) The Group executed a guarantee for securing a standby documentary credit granted by a bank in favour of an associate of up to US$22,000,000. This facility is undrawn as at 30 June 2007 (31 December 2006: Nil).

24. COMMITMENTS

Capital expenditure at the balance sheet date committed but not yet incurred is as follows:

	As at	
	30 June 2007	31 December 2006
Property, plant and equipment and investment properties at existing properties		
Contracted but not provided for	**13,580**	20,986
Authorised but not contracted for	**38,272**	43,046
Development projects		
Contracted but not provided for	**457,071**	461,038
Authorised but not contracted for	**1,465,797**	927,670
	1,974,720	1,452,740

25. RELATED-PARTY TRANSACTIONS

Kerry Group Limited ("KGL"), which owns approximately 48.75% of the Company's issued ordinary shares as recorded in the register required to be kept under Section 336 of the Securities and Futures Ordinance as at 30 June 2007, has significant influence over the Company.

The following transactions were carried out with related parties:

	For the six months ended	
	30 June 2007	30 June 2006
(a) Transactions with subsidiaries of KGL		
Receipt of hotel management and related services and royalty fees	**1,128**	1,037
Reimbursement of office expenses and payment of administration and related expenses	**706**	573
Payment of office rental, management fee and rates	**123**	159
Purchase of edible oil	**–**	33

	For the six months ended	
	30 June 2007	30 June 2006
(b) Transactions with associates (excluding a subsidiary of KGL included under item (a) above)		
Receipt of hotel management and related services and royalty fees	**4,678**	4,093
Receipt for laundry service	**413**	340

	As at	
	30 June 2007	31 December 2006
(c) Financial assistance provided to subsidiaries of KGL		
Balance of loan to associates	**93,566**	84,082
Balance of guarantees executed in favor of banks for securing bank loans/facilities granted to associates	**18,388**	22,418

	As at	
	30 June 2007	31 December 2006
(d) Financial assistance provided to associates (excluding item (c) above)		
Balance of loan to associates	**58,172**	56,145
Balance of guarantees executed in favor of banks for securing bank loans/facilities granted to an associate	**19,090**	18,620

There are no material changes to the terms of these transactions during the period.

	For the six months ended	
	30 June 2007	30 June 2006
(e) Key management compensation		
Fees, salaries and other short-term employee benefits	**1,082**	1,298
Post employment benefits	**58**	59
	1,140	1,357

26. EVENTS AFTER THE BALANCE SHEET DATE

(a) The Company issued the following new ordinary shares to a holder of convertible bonds who has exercised the right of conversion at a conversion price of HK$9.25 per ordinary share subsequent to 30 June 2007 and up to the approval date of these financial statements:

Issue date of ordinary shares	Face value of convertible bonds *US$'000*	Number of new ordinary shares issued
August 2007	3,000	2,529,729

(b) The Company issued a total of 1,794,528 new ordinary shares to share option holders who have exercised their rights to subscribe for shares of the Company subsequent to 30 June 2007 and up to the approval date of these financial statements.

(c) On 3 July 2007, the Company announced a proposed rights issue of ordinary shares. Under the rights issue, qualifying shareholders are being offered the right to apply for the rights shares on the basis of one rights share for every nine shares of the Company held on the record date at the price of HK$18.00 per rights share. As at 10 August 2007, the record date for the rights issue, the Company had 2,589,182,512 shares in issue. The number of rights shares to be issued will be 287,686,945. The underwriters (being members of the Kuok Group) have, pursuant to the underwriting agreement, agreed to fully underwrite all the rights shares, other than the 149,779,591 right shares agreed to be subscribed for by the Kuok Group companies pursuant to the irrevocable undertakings, subject to fulfillment of the conditions of the rights issue set out in the underwriting agreement. The Company will announce the results of acceptance of the rights issue on 12 September 2007. The Company will receive gross proceeds of approximately HK$5,178 million, before the estimated expenses of HK$41 million.

(d) On 17 July 2007, the Group entered into joint venture agreements with two connected persons and an independent third party to establish two joint venture companies for the purposes of acquiring, owning, managing, operating and chartering two aircrafts. The Group has a 25% interest in each of the joint venture companies. The Group's share of the maximum funding commitment is US$10,050,000.

OPERATIONS REVIEW

(Performance compared to the corresponding period last year)

The Group's business is organised into three main segments:

Hotel operation	–	Hotel ownership and operation
Hotel management	–	Provision of hotel management and related services to Group-owned hotels and to hotels owned by third parties
Property rentals	–	Ownership and leasing of office properties, commercial properties and serviced apartments.

Revenues

Hotel Operation

- Main source of revenue and operating profits.
- As at 30 June 2007, the Group has equity interest in 39 operating hotels with 20,229 available guest rooms owned by subsidiaries and associates, including the Portman Ritz-Carlton Hotel, Shanghai and the Novotel Century Harbourview, Hong Kong (the "Novotel"). The Group also has a 10% interest in the 389-room Shangri-La Hotel, Surabaya.
- Most of the Group's owned hotels benefited from the continuing robust demand from both leisure and business travel.
- Occupancies of some hotels experienced marginal declines pending the absorption of increased supply and/or due to increased room rates. Overall weighted average room yields ("RevPAR") and room rates increased by 9% and 13%, respectively.
- The following are the list of newly opened hotels:
  - The Shangri-La Hotel, Guangzhou which comprises 704 guest rooms and 26 serviced apartments opened for business on 27 January 2007.
  - The Valley Wing of the Shangri-La Hotel, Beijing which consists of 142 guest rooms opened for business on 8 March 2007.
  - The Shangri-La Hotel, Chengdu which comprises 594 guest rooms and 26 serviced apartments opened for business on 20 May 2007.
  - The Shangri-La Hotel, Huhhot which consists of 375 guest rooms and 11 serviced apartments opened for business on 21 August 2007.

OPERATIONS REVIEW *(Continued)*

Revenues *(Continued)*

Hotel Operation *(Continued)*

The key performance indicators of the Group on a combined basis for the period are as follows:

	2007			2006		
	Weighted Average			Weighted Average		
Country	**Occupancy** *(%)*	**Transient Room Rate** *(US$)*	**RevPAR** *(US$)*	Occupancy *(%)*	Transient Room Rate *(US$)*	RevPAR *(US$)*
The People's Republic of China						
Hong Kong*	**77**	**269**	**203**	80	277	217
Mainland China	**66**	**139**	**91**	68	125	84
Singapore	**82**	**180**	**146**	79	150	117
The Philippines	**81**	**143**	**115**	75	121	101
Malaysia	**68**	**105**	**70**	77	80	60
Thailand	**75**	**151**	**108**	80	130	101
Fiji	**64**	**129**	**80**	71	144	101
Indonesia	**59**	**115**	**58**	52	109	51
Myanmar	**57**	**38**	**21**	51	35	18
Group	**70**	**148**	**102**	72	132	93

* *2007 numbers include those of Novotel.*

The key performance indicators of the Group on a combined basis for the last 5 years are as follows:

			Full Year		
Weighted average	**2006**	**2005**	**2004**	**2003**	**2002**
Occupancy *(%)*	73	73	71	55	63
Transient Room Rate *(US$)*	135	117	102	90	91
RevPAR *(US$)*	96	84	73	52	58

Notes:

(i) The RevPAR of hotels under renovation has been computed by excluding the number of rooms under renovation.

(ii) Excludes performance of the Shangri-La Hotel, Surabaya and the Novotel in which the Group only has 10% and 30% equity interest, respectively.

OPERATIONS REVIEW *(Continued)*

Revenues *(Continued)*

Hotel Management

- Except for the Novotel and the Portman Ritz-Carlton Hotel, Shanghai, all the other 38 hotels in which the Group has equity interest are managed by the hotel management arm, SLIM International Limited and its subsidiaries (the "SLIM Group").

- The SLIM Group also had hotel management agreements in respect of 13 operating hotels (4,924 rooms) owned by third parties as at 30 June 2007. Overall weighted average RevPAR and room rates of these 13 hotels increased by 16% and 12%, respectively.

- Aided by the continuing growth of business and successful signing of new management agreements, the SLIM Group recorded a 64% increase in revenue on consolidation, after elimination of revenue earned from fellow subsidiaries.

- On 12 August 2007, the 375-room Shangri-La Hotel, Qaryat Al Beri, Abu Dhabi soft opened for business.

- On 1 July 2007, the SLIM Group ceased the management agreement of the Traders Hotel, Kunshan in Mainland China due to change of ownership.

- In 2007, the SLIM Group signed four new hotel management agreements for hotel projects owned by third parties:

  - 212-room Shangri-La Hotel, Toronto, Canada (opening in mid 2011)
  - 419-room Traders Upper East Hotel, Beijing (opening in mid 2008)
  - 257-room Traders Hotel, Doha (opening mid 2009)
  - 400-room Shangri-La Hotel, Mumbai (opening end 2009)

  With these, the SLIM Group has management agreements on hand for 31 hotels (including those under development) representing 12,105 rooms, owned by third parties.

Property Rentals

- The Group's investment properties are located principally in Shanghai and Beijing and are owned by associates.

- Most of the properties recorded favourable increase in yields save for the yields of the serviced apartments in the Beijing Kerry Centre and Shanghai Kerry Centre and the commercial space in Singapore which recorded a decline by 8%, 28% and 9%, respectively.

- On 21 August 2007, the office tower adjacent to the Shangri-La Hotel, Chengdu soft-opened for business.

OPERATIONS REVIEW *(Continued)*

Consolidated Profits

- Gross profit margin increased only slightly by 0.7 percentage point due to the start up costs associated with newly opened hotels.

- Net finance costs decreased by US$7.7 million mainly due to an increased capitalisation of interest costs on projects under development (US$9.1 million) and the favourable impact of the appreciation of the Euro against the US dollar (US$4.2 million).

- Other gains included US$5.4 million representing unrealised gains on financial assets held for trading before adjustment for minority interests (US$5.8 million after minority interests), US$25.2 million gains on interest-rate swap contracts and US$6.2 million gains on disposal of 80% interest in the Tianjin project.

- Profits were favourably affected by a reversal of provision for deferred tax liabilities due to a recent reduction in the corporate income tax rate from 33% to 25% in Mainland China which will take effect from 1 January 2008. The amount in respect of subsidiaries was US$9.7million, both before and after adjustment for minority interests, and in respect of associates the Group's effective share was US$27.9 million.

CORPORATE DEBT AND FINANCIAL CONDITIONS

The Group has satisfactorily complied with all covenants under its borrowing agreements. The analysis of borrowings outstanding as at 30 June 2007 is as follows:

	Maturities of Borrowings Contracted as at 30 June 2007				
			Repayment		
(US$ million)	Within 1 year	In the 2nd year	In the 3rd to 5th year	After 5 years	Total
Borrowings – unsecured					
Convertible bonds	–	6.3	–	–	6.3
Corporate bank loans	–	141.9	1,165.0	–	1,306.9
Project bank loans and overdrafts	50.0	21.4	322.0	–	393.4
Total	50.0	169.6	1,487.0	–	1,706.6
Undrawn but committed facilities					
Bank loans and overdrafts	124.8	–	707.4	7.3	839.5

CORPORATE DEBT AND FINANCIAL CONDITIONS *(Continued)*

The currency-mix of the borrowings, and cash and cash equivalents as at 30 June 2007 is as follows:

(US$ million)	**Borrowings**	**Cash and cash equivalents**
In Hong Kong dollars	1,200.8	51.0
In Singapore dollars	5.2	4.5
In Malaysian Ringgit	52.8	3.8
In Renminbi	37.4	100.4
In United States dollars	410.4	166.9
In Thai Baht	–	33.0
In Philippine Pesos	–	7.8
In Fiji dollars	–	3.9
In Euros	–	5.1
In other currencies	–	2.6
	1,706.6	379.0

Save for the loans in Renminbi at rates specified by The People's Bank of China from time to time and the convertible bonds, all the borrowings are at floating rates.

As at 30 June 2007, of the Group's cash and cash equivalents, US$298.5 million (31 December 2006: US$247.3 million) were kept in Mainland China, Malaysia, Thailand, the Philippines, Fiji, Myanmar and Republic of Mongolia. The remittance of funds out of these countries is subject to rules and regulations of foreign exchange control promulgated by the governments of the respective countries.

Details of financial guarantees and contingent liabilities as at 30 June 2007 were disclosed in note 23 to the condensed consolidated interim financial statements included in this report.

RIGHTS ISSUE

- On 3 July 2007, the Company announced a proposed rights issue of ordinary shares. Details of this proposed rights issue were disclosed in note 26 to the condensed consolidated interim financial statements included in this report.

- The Company intends to apply approximately HK$5,087 million of the net proceeds to settle a substantial part of the Group's bank loans with the remaining HK$50 million as general working capital. The Company will subsequently, however, progressively continue to draw down bank loans to fund its on-going hotel development programme, primarily in Mainland China.

- The latest time for the rights issue and underwriting agreement to become unconditional is 4:00 p.m. on 10 September 2007 and the Company will announce the results of acceptance of the rights issue on 12 September 2007.

TREASURY POLICIES

Treasury policies aimed at minimising interest and currency risk have been consistently followed by the Group as disclosed in the 2006 annual report.

- In January 2007, the Group contracted a new seven-year HIBOR interest-rate swap contract for a principal amount of HK$300 million. At 30 June 2007, the Group had outstanding contracts for an aggregate principal amount of HK$4,760 million at fixed interest rates ranging between 4.28% and 4.63% per annum, and US$100 million at a fixed interest rate of 4.70% per annum. The interest cover continues through January 2014.

- Taking into account the interest-rate swap contracts together with the convertible bonds outstanding and the Renminbi loans, the Group has fixed its interest liability on 44.4% of its outstanding borrowings. The Group has not executed further interest-rate swap contracts upon consideration of the approximately HK$5,137 million net proceeds from the rights issue to be received in early September 2007 of which HK$5,087 million will be applied to repay outstanding bank loans.

FINANCIAL ASSETS HELD FOR TRADING – TRADING SECURITIES

The investment portfolio included 10,867,055 ordinary shares in the Company with a market value of US$26.5 million held by a wholly-owned subsidiary. Details of financial assets held for trading as at 30 June 2007 were disclosed in note 8 to the condensed consolidated interim financial statements included in this report.

DEVELOPMENT PROGRAMMES

Construction work on the following projects is progressing satisfactorily:

	Group's Interest	Hotel Rooms	Serviced Apartments	Projected Opening
Hotels in Mainland China				
Shangri-La Hotel, Baotou	100%	360	11	Late 2007
Shangri-La Hotel, Xian	100%	397	–	Late 2007
Shangri-La Hotel, Qingdao (Phase II)	100%	196	13	Late 2007
Shangri-La Hotel, Futian	100%	549	53	Early 2008
Shangri-La Hotel, Ningbo	95%	561	60	Mid 2008
Shangri-La Hotel, Manzhouli	100%	216	–	Late 2008
Shangri-La Hotel, Wenzhou	75%	419	–	Late 2008
Shangri-La Hotel, Guilin	100%	430	–	Early 2009
Shangri-La Hotel, Zhoushan	100%	280	–	Mid 2009
China World Hotel, Beijing (Phase III – Mega Tower)	40.07%	276	–	Late 2009
Hotels in other countries				
Shangri-La's Rasa Ria Resort, Dalit Bay Golf Club & Spa, Sabah (Phase II)	64.59%	90	–	End 2007
Shangri-La Hotel & Spa, Chiangmai, Thailand	73.61%	281	–	End 2007
Shangri-La Villingili Resort & Spa, Maldives	70%	142	–	Mid 2008
Shangri-La Resort & Spa, Boracay, The Philippines	100%	219	–	Late 2008
Shangri-La Hotel, Tokyo, Japan	Operating lease	204	–	Early 2009
Shangri-La Hotel, Paris, France	100%	110	–	Mid 2009
Shangri-La Hotel At London Bridge Tower, London, United Kingdom	Operating lease	195	–	2011
Other projects				
Office Tower, Ulaanbaatar, Republic of Mongolia	60%	N/A	–	Mid 2008
Composite development (with 1 hotel), Pudong, Shanghai	23.20%	550	154	Mid 2010
Composite development (with 1 hotel), Tianjin	20%	640	–	2011
Composite development (with 2 hotels), Jingan, Shanghai	49%	947	–	2011

DEVELOPMENT PROGRAMMES *(Continued)*

- In May 2007, the Group entered into development and operating agreements to construct a 206-room luxury Shangri-La Hotel, New York in the Park Avenue corridor of Midtown Manhattan and will operate the property under a long-term hotel management agreement. The hotel will be in a new 64-storey tower adjacent to the landmark Seagram Building. Sixty-six of the 206 guest rooms will be sold as condominium hotel units. These units will be operated as part of the hotel and interspersed throughout hotel floors. In addition, 17 ultra high-end residential condominiums ranging from 1,500 to 3,000 square feet will occupy the top 10 floors of the tower. The Group has 25.9% interest in the entire project. The project is scheduled to open in 2010.

- In May 2007, the Group entered into a long-term operating lease agreement for the 207-room deluxe Shangri-La Hotel, Vienna, opening late 2009. The hotel will be located in the former Erste Bank headquarters on the Schubertring in the city's 1st district, Bezirk, within walking distance of upscale shopping, fine dining and other local national attractions.

- In June 2007, the Group entered into a shareholders' agreement with MCS Holding LLC, a local company which also holds 40% interest in the Group's office tower project in Ulaanbaatar, for the establishment of a project company in which the Group will have 75% interest. The project company will invest in a 220-room Shangri-La hotel development project to be completed by end 2010. Construction work will commence once the land use rights are transferred to the project company from a wholly-owned subsidiary of MCS Holding LLC before end of December 2007.

- In July 2007, a wholly-owned subsidiary of the Company was successfully awarded the land use rights for a hotel development in a land auction in Hefei, Mainland China. Construction work for this 400-room Shangri-La will commence in the fourth quarter 2007.

- The estimated incremental funding required directly at the corporate level, by the subsidiaries and the Group's share of the funding obligations of its associates for these projects and other renovations being undertaken is currently estimated at US$1,975 million and will be mainly financed by available borrowing facilities and the net proceeds from the rights issue, funds from operation and locally contracted project loans as appropriate. Joint venture partners will provide the balance of funds required for those developments not wholly-owned by the Group.

CONNECTED TRANSACTION

- In July 2007, the Group entered into joint venture agreements with two connected persons and an independent third party to establish two joint venture companies for the purposes of acquiring, owning, managing, operating and chartering two aircrafts. The Group has a 25% interest in each of the joint venture companies. The Group's share of the maximum funding commitment is US$10,050,000. Given the extensive network of hotels, properties, production facilities and other interests of the Group and its other three partners in this joint venture within Mainland China and the Asia Pacific region, the use of the aircrafts will provide the respective key management staff and the team the flexibility to travel to locations as determined by business exigencies. This will help to shorten the overall travel time, improve productivity and enhance management effectiveness.

DISPOSALS

- In March 2007, the Group transferred a 25% interest in the holding company which owns the project company of the Shangri-La Hotel, Wenzhou and proportionate shareholder's loans to a strategic investor at a consideration of US$5.6 million. The Group recorded a nominal gain on this transaction.

- In June 2007, the Group completed the share transfer agreement for the transfer of 80% interest and proportionate shareholder's loans in the project company in Tianjin, Mainland China to two connected persons and recorded a net gain of US$6.2 million, including an exchange gain of US$3 million due to appreciation of the consideration receivable which was fixed in Renminbi. The Group currently holds 20% interest in this high-end composite development project.

- In June 2007, the Group entered into agreements for the transfer of 20% equity interest and proportionate shareholder's loans in the project company which owns the Shangri-La Hotel, Guangzhou to three connected persons. The total consideration for the transfer was approximately US$20,840,000. Upon signing of the agreements, the Group has received the entire consideration amount as a deposit. The disposal is contingent upon receipt of approval from the relevant local authorities.

MANAGEMENT AGREEMENTS

- As at the date of this report, the Group has 13 management agreements in respect of operating hotels (4,912 rooms) owned by third parties.

- In addition, the Group has agreements on hand for development of 18 new hotels (7,193 rooms). The development projects are located in Doha (Qatar) (2 hotels), Vancouver, Toronto, Chicago, Las Vegas, Miami, Seychelles, Phuket, Bangalore (3 hotels), Mumbai, Tainan (Taiwan), Macau (2 hotels), Beijing, and Urumqi (all in Mainland China).

- The Group continues to review proposals it receives for management opportunities worldwide and intends to secure contracts in locations/cities which it considers to be of long-term strategic interest.

CORPORATE SOCIAL RESPONSIBILITY

- The Group has a long history of ensuring that it operates in the interests of all stakeholders. A special committee, the Corporate Social Responsibility Committee (the "CSR Committee"), headed by the Chief Operating Officer of the SLIM Group seeks to widen the scope of the Group's support of worthy social and environmental causes.

- The CSR Committee focuses on five key areas, environment, employees and the community, health and safety, supply chain management; and stakeholder relations. Each sub committee is led by the respective senior executives from various divisions at the Group's corporate office and a hotel general manager. The sub committees will in turn be communicating with the hotels for implementation of the best practices issued.

- The Group has also engaged an independent consultant to review and help to set up benchmarking and best practices for the hotels.

- The Environment sub committee has set up a target of reducing utilities consumption by 12% in 2008.

- The Group has launched its first nation-wide charity mooncake sale this year. 24 hotels in Mainland China and Hong Kong have joined forces to raise Renminbi 1 million for Shangri-La's charity partner, Care for Children.

PROSPECTS

After the strong performance experienced in 2006, the hotel operations and property investments have maintained the momentum for the six months ended 30 June 2007. This is generally expected to continue for the rest of this year. The Group has embarked on several new hotel and mixed use property developments primarily in Mainland China. Progress on implementation of these projects has been satisfactory and the Group has not experienced any major delays in commissioning its new developments. The Group remains optimistic about the medium term prospects for its business in Mainland China and the rest of Asia where most of its investments are located. The Group continues to identify and evaluate opportunities mainly in the Asian region and in the near term expects to add to the list of development projects currently on hand. The Group also expects the management agreements it has signed for third-party owned hotels under development to contribute meaningfully to its profits once these hotels reach stable operating conditions. These agreements, also serve to increase the exposure of the Group's hotel brands and indirectly underpin the performance of the Group's owned properties in the Asian region.

HUMAN RESOURCES

- As at 30 June 2007, the Group had approximately 23,000 employees. The headcount of all the Group's managed hotels totaled 33,400.

- Salaries and benefits including provident fund, insurance and medical cover, housing and share option schemes are maintained at competitive levels and bonuses are awarded based on individual performance as well as the financial performance of business units. The Board's Remuneration Committee reviews matters relating to the compensation and the incentives proposed for senior management and executive Directors.

- The Shangri-La Academy in Beijing continued to accelerate and intensify employee training commensurate with the Group's expansion, especially in Mainland China. The Spa Academy recently established adjacent to the Edsa Shangri-La, Manila offers on-going training for therapists attached to the Group's Spas.

- Efforts to develop managerial staff with high potential continue under the Group's three core talent development programs - the Corporate Management Trainee Program, the Corporate Executive Training Program and the Corporate Trainee Program.

SHARE OPTIONS

Details of the outstanding option shares as at 30 June 2007 which have been granted under the executive share option scheme adopted by the shareholders of the Company on 16 December 1997 (the "Executive Option Scheme") are as follows:

		Date of grant	Tranche	No. of option shares held as at 1 January 2007	No. of option shares granted during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares exercised during the period *(Note 1)*	No. of option shares lapsed during the period	No. of option shares held as at 30 June 2007	Exercise price per option share *HK$*	Exercisable Period
1.	Director											
	Mr YE Longfei *(Note 2)*	15 January 2001	II	79,212	-	-	-	(79,212)	-	-	8.18	15 January 2003 - 14 January 2011
2.	Continuous Contract Employees	1 May 1998	I	203,196	-	-	-	(69,028)	-	134,168	8.26	1 May 1999 - 30 April 2008
		1 May 1998	II	203,196	-	-	-	(29,028)	-	174,168	8.26	1 May 2000 - 30 April 2008
		1 May 1998	III	203,196	-	-	-	(29,028)	-	174,168	8.26	1 May 2001 - 30 April 2008
		15 January 2000	I	397,335	-	-	-	-	-	397,335	8.82	15 January 2001 - 14 January 2010
		15 January 2000	II	397,331	-	-	-	-	-	397,331	8.82	15 January 2002 - 14 January 2010
		15 January 2001	I	126,140	-	-	-	(92,179)	-	33,961	8.18	15 January 2002 - 14 January 2011
		15 January 2001	II	126,138	-	-	-	(92,178)	-	33,960	8.18	15 January 2003 - 14 January 2011
3.	Other Participants	1 May 1998	I	255,956	-	-	-	(96,760)	-	159,196	8.26	1 May 1999 - 30 April 2008
		1 May 1998	II	299,956	-	-	-	(96,760)	-	203,196	8.26	1 May 2000 - 30 April 2008
		1 May 1998	III	299,956	-	-	-	(6,480)	-	293,476	8.26	1 May 2001 - 30 April 2008
		15 January 2000	I	445,790	-	-	-	(86,764)	-	359,026	8.82	15 January 2001 - 14 January 2010
		15 January 2000	II	445,788	-	-	-	(38,764)	-	407,024	8.82	15 January 2002 - 14 January 2010
		15 January 2001	I	67,922	-	-	-	(33,961)	-	33,961	8.18	15 January 2002 - 14 January 2011
		15 January 2001	II	67,920	-	-	-	(33,960)	-	33,960	8.18	15 January 2003 - 14 January 2011
Total:				3,619,032	-	-	-	(784,102)	-	2,834,930		

SHARE OPTIONS *(Continued)*

Details of the outstanding option shares as at 30 June 2007 which have been granted under the share option scheme adopted by the shareholders of the Company on 24 May 2002 (the "New Option Scheme") are as follows:

	Date of grant	Tranche	No. of option shares held as at 1 January 2007	No. of option shares granted during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares exercised during the period *(Note 1)*	No. of option shares lapsed during the period	No. of option shares held as at 30 June 2007	Exercise price per option share *HK$*	Exercisable Period
1. Directors											
Mr KUOK Khoon Loong, Edward	28 April 2005	I	20,000	-	-	-	-	-	20,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	250,000	-	-	-	-	-	250,000	11.60	28 April 2007 – 27 April 2015
	15 June 2006	I	100,000	-	-	-	-	-	100,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	100,000	-	-	-	-	-	100,000	14.60	16 June 2008 – 15 June 2016
Mr LUI Man Shing	28 April 2005	II	150,000	-	-	-	-	-	150,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	60,000	-	-	-	-	-	60,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	60,000	-	-	-	-	-	60,000	14.60	16 June 2008 – 15 June 2016
Mr Giovanni ANGELINI	28 April 2005	I	500,000	-	-	-	-	-	500,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	500,000	-	-	-	-	-	500,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	100,000	-	-	-	-	-	100,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	100,000	-	-	-	-	-	100,000	14.60	16 June 2008 – 15 June 2016
Mr NG Si Fong, Alan	29 May 2002	I	60,000	-	-	-	-	-	60,000	6.81	29 May 2003 – 28 May 2012
	29 May 2002	II	60,000	-	-	-	-	-	60,000	6.81	29 May 2004 – 28 May 2012
	28 April 2005	I	150,000	-	-	-	-	-	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	150,000	-	-	-	-	-	150,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	50,000	-	-	-	-	-	50,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	50,000	-	-	-	-	-	50,000	14.60	16 June 2008 – 15 June 2016
Madam KUOK Oon Kwong	28 April 2005	I	150,000	-	-	-	-	-	150,000	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	150,000	-	-	-	-	-	150,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	60,000	-	-	-	-	-	60,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	60,000	-	-	-	-	-	60,000	14.60	16 June 2008 – 15 June 2016
Mr HO Kian Guan	28 April 2005	I	75,000	-	-	-	(75,000)	-	-	11.60	28 April 2006 – 27 April 2015
	28 April 2005	II	75,000	-	-	-	(75,000)	-	-	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	30,000	-	-	-	-	-	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	-	-	-	-	-	30,000	14.60	16 June 2008 – 15 June 2016
Mr LEE Yong Sun	28 April 2005	II	75,000	-	-	-	-	-	75,000	11.60	28 April 2007 – 27 April 2015
	16 June 2006	I	30,000	-	-	-	-	-	30,000	14.60	16 June 2007 – 15 June 2016
	16 June 2006	II	30,000	-	-	-	-	-	30,000	14.60	16 June 2008 – 15 June 2016

SHARE OPTIONS *(Continued)*

		Date of grant	Tranche	No. of option shares held as at 1 January 2007	No. of option shares granted during the period	Transfer from other category during the period	Transfer to other category during the period	No. of option shares exercised during the period *(Note 1)*	No. of option shares lapsed during the period	No. of option shares held as at 30 June 2007	Exercise price per option share *HK$*	Exercisable Period
1.	Directors *(Continued)*											
	Mr Roberto	28 April 2005	I	75,000	-	-	-	-	-	75,000	11.60	28 April 2006 - 27 April 2015
	V. ONGPIN	28 April 2005	II	75,000	-	-	-	-	-	75,000	11.60	28 April 2007 - 27 April 2015
		16 June 2006	I	30,000	-	-	-	-	-	30,000	14.60	16 June 2007 - 15 June 2016
		16 June 2006	II	30,000	-	-	-	-	-	30,000	14.60	16 June 2008 - 15 June 2016
	Mr Alexander Reid	28 April 2005	I	75,000	-	-	-	(75,000)	-	-	11.60	28 April 2006 - 27 April 2015
	HAMILTON	28 April 2005	II	75,000	-	-	-	(75,000)	-	-	11.60	28 April 2007 - 27 April 2015
		16 June 2006	I	30,000	-	-	-	-	-	30,000	14.60	16 June 2007 - 15 June 2016
		16 June 2006	II	30,000	-	-	-	-	-	30,000	14.60	16 June 2008 - 15 June 2016
	Mr Timothy David	28 April 2005	I	75,000	-	-	-	-	-	75,000	11.60	28 April 2006 - 27 April 2015
	DATTELS	28 April 2005	II	75,000	-	-	-	-	-	75,000	11.60	28 April 2007 - 27 April 2015
		16 June 2006	I	30,000	-	-	-	-	-	30,000	14.60	16 June 2007 - 15 June 2016
		16 June 2006	II	30,000	-	-	-	-	-	30,000	14.60	16 June 2008 - 15 June 2016
	Mr YE Longfei	28 April 2005	I	250,000	-	-	-	(250,000)	-	-	11.60	28 April 2006 - 27 April 2015
	(Note 2)	28 April 2005	II	250,000	-	-	(250,000)	-	-	-	11.60	28 April 2007 - 27 April 2015
		16 June 2006	I	100,000	-	-	(100,000)	-	-	-	14.60	16 June 2007 - 15 June 2016
		16 June 2006	II	100,000	-	-	(100,000)	-	-	-	14.60	16 June 2008 - 15 June 2016
2.	Continuous	29 May 2002	I	389,500	-	-	-	(110,000)	-	279,500	6.81	29 May 2003 - 28 May 2012
	Contract	29 May 2002	II	270,500	-	-	-	(60,000)	-	210,500	6.81	29 May 2004 - 28 May 2012
	Employees	28 April 2005	I	4,310,000	-	-	-	(600,000)	-	3,710,000	11.60	28 April 2006 - 27 April 2015
		28 April 2005	II	5,785,000	-	-	-	(622,000)	(50,000)	5,113,000	11.60	28 April 2007 - 27 April 2015
		16 June 2006	I	2,477,500	-	-	-	(37,500)	(25,000)	2,415,000	14.60	16 June 2007 - 15 June 2016
		16 June 2006	II	2,477,500	-	-	-	-	(30,000)	2,447,500	14.60	16 June 2008 - 15 June 2016
3.	Other Participants	29 May 2002	I	375,000	-	-	-	-	-	375,000	6.81	29 May 2003 - 28 May 2012
		29 May 2002	II	385,000	-	-	-	-	-	385,000	6.81	29 May 2004 - 28 May 2012
		28 April 2005	I	640,000	-	-	-	(75,000)	-	565,000	11.60	28 April 2006 - 27 April 2015
		28 April 2005	II	815,000	-	250,000	-	(115,000)	-	950,000	11.60	28 April 2007 - 27 April 2015
		28 April 2005	I	100,000	-	-	-	(100,000)	-	-	11.60	28 April 2006 - 30 June 2007
		28 April 2005	II	100,000	-	-	-	(100,000)	-	-	11.60	28 April 2007 - 30 June 2007
		28 April 2005	II	50,000	-	-	-	-	-	50,000	11.60	28 April 2007 - 2 May 2008
		16 June 2006	I	377,500	-	100,000	-	-	-	477,500	14.60	16 June 2007 - 15 June 2016
		16 June 2006	I	37,500	-	-	-	(37,500)	-	-	14.60	16 June 2007 - 30 June 2007
		16 June 2006	II	377,500	-	100,000	-	-	-	477,500	14.60	16 June 2008 - 15 June 2016
Total:				23,522,500	-	450,000	(450,000)	(2,407,000)	(105,000)	21,010,500		

SHARE OPTIONS *(Continued)*

Notes:

1. The weighted average closing price of the shares immediately before the dates on which the options were exercised was HK$20.22.

2. Mr YE Longfei resigned as Director of the Company with effect from 27 March 2007.

3. At the Special General Meeting of the Company held on 24 May 2002, the shareholders of the Company approved the adoption of the New Option Scheme and the termination of the operation of the Executive Option Scheme such that no further options shall thereafter be offered under the Executive Option Scheme but in all other respects the provision of the Executive Option Scheme shall remain in full force and effect.

4. No options were cancelled under the Executive Option Scheme and the New Option Scheme during the period and subsequent to 30 June 2007 and up to the date of this report.

5. No options were lapsed under the Executive Option Scheme during the period and no options were lapsed under the Executive Option Scheme and the New Option Scheme subsequent to 30 June 2007 and up to the date of this report.

6. Options on 162,028 shares were exercised under the Executive Option Scheme and options on 1,632,500 shares were exercised under the New Option Scheme subsequent to 30 June 2007 and up to the date of this report.

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2007, the interests and short positions of the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) (the "Associated Corporations") as recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "HKSE") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers ("Model Code") set out in Appendix 10 of the Rules Governing the Listing of Securities on the HKSE (the "HK Listing Rules") were as follows:

(a) Long positions in shares of the Company and Associated Corporations

Name of Company	Name of Director	Class of Shares	Number of Shares held Personal Interests *(Note 1)*	Family Interests	Corporate Interests	Other Interests	Total	Percentage of Total Issued Share Capital of the Relevant Company as at 30 June 2007
(i) The Company	Mr KUOK Khoon Loong, Edward	Ordinary	460,000	-	-	-	460,000	0.02%
	Mr LUI Man Shing	Ordinary	450,000	-	-	-	450,000	0.02%
	Mr Giovanni ANGELINI	Ordinary	100,000	-	-	-	100,000	0.00%
	Madam KUOK Oon Kwong	Ordinary	151,379	192,011 *(Note 2)*	108,673 *(Note 3)*	-	452,063	0.02%
	Mr HO Kian Guan	Ordinary	467,475	-	105,451,160 *(Note 4)*	-	105,918,635	4.10%
	Mr HO Kian Hock (Alternate to Mr HO Kian Guan)	Ordinary	-	-	105,451,160 *(Note 4)*	-	105,451,160	4.08%
(ii) Associated Corporations								
Shangri-La Hotels (Malaysia) Berhad	Madam KUOK Oon Kwong	Ordinary	-	-	10,000 *(Note 3)*	-	10,000	0.00%
Shangri-La Hotel Public Company Limited	Mr LUI Man Shing	Ordinary	10,000	-	-	-	10,000	0.01%

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES *(Continued)*

(a) Long positions in shares of the Company and Associated Corporations *(Continued)*

Notes:

1. These shares were held by the relevant Directors as beneficial owners.

2. These shares were held by the spouse of the relevant Director.

3. These shares were held through a company which was controlled as to 50% by Madam KUOK Oon Kwong.

4. 68,850,329 shares were held through companies which were controlled as to 50% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   4,165,848 shares were held through a company which was controlled as to 25% by each of Mr HO Kian Guan and Mr HO Kian Hock.

   3,890,942 shares were held through a company which was controlled as to 13.33% and 7.08% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

   28,544,041 shares were held through companies which were controlled as to 6.64% and 6.80% by Mr HO Kian Guan and Mr HO Kian Hock respectively.

(b) Long positions in underlying shares of the Company and Associated Corporations

As at 30 June 2007, details of share options granted under the Executive Option Scheme and the New Option Scheme to the Directors of the Company who held office during the period were stated in the previous section headed "SHARE OPTIONS" of this report.

Save as mentioned above, as at 30 June 2007, none of the Directors had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its Associated Corporations which had been recorded in the register required to be kept by the Company under Section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code.

SUBSTANTIAL INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

As at 30 June 2007, the interests and short positions of those persons (other than the Directors) in the shares and underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the SFO were as follows:

Long positions in shares and underlying shares of the Company

Name	Capacity in which Shares were Held	Number of Ordinary Shares Held	Percentage of Total Issued Share Capital of the Company as at 30 June 2007
Substantial Shareholders			
Kerry Group Limited ("KGL")	Interest of controlled corporations	1,260,243,372	48.75%
Kerry Holdings Limited ("KHL")	Beneficial owner	63,414,628	48.75%
(Notes 1 and 2)	Interest of controlled corporations	1,196,828,744	
Caninco Investments Limited	Beneficial owner	479,424,818	22.27%
(Notes 2 and 3)	Interest of a controlled corporation	96,330,633	
Paruni Limited	Beneficial owner	270,596,554	10.48%
(Notes 2 and 3)	Interest of a controlled corporation	420,665	
Person other than Substantial Shareholders			
Darmex Holdings Limited *(Notes 2 and 3)*	Beneficial owner	239,302,975	9.26%

Notes:

1. Out of KHL's corporate interest in 1,196,828,744 shares, 1,174,194,166 shares were held through its wholly-owned subsidiaries, 11,767,523 shares were held through companies in which KHL controls more than one third of the voting power (other than those wholly-owned subsidiaries as aforementioned) and 10,867,055 shares were held through a wholly-owned subsidiary of Shangri-La Hotel Public Company Limited, Thailand, a 73.61% owned subsidiary of the Company.

2. These companies are wholly-owned subsidiaries of KGL, and their interests in the shares of the Company are included in the interests held by KGL.

3. These companies are wholly-owned subsidiaries of KHL, and their interests in the shares of the Company are included in the interests held by KHL.

Save as mentioned above, as at 30 June 2007, the Company had not been notified of any interests and short positions in the shares and underlying shares of the Company which had been recorded in the register required to be kept by the Company under Section 336 of the SFO.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

There was no purchase, sale or redemption by the Company or any of its subsidiaries of the Company's listed securities during the six months ended 30 June 2007.

CORPORATE GOVERNANCE

The Company has always recognised the importance of transparency in governance and accountability to shareholders. The Board believes that shareholders can maximise their benefits from good corporate governance. Therefore, the Company continuously reviews its corporate governance framework to ensure that it is aligned with generally acceptable practices and standards.

During the period under review, the Company has met the code provisions as set out in the Code on Corporate Governance Practices contained in Appendix 14 of the HK Listing Rules, except that the Company has not appointed a chief executive officer since Mr Giovanni ANGELINI is already, and has been since 1999, a chief executive officer of Shangri-La International Hotel Management Limited, which administers on a day-to-day basis the hotel business which accounts for a substantial portion of the Group's business interests. The Board therefore considers it unnecessary to appoint a chief executive officer of the Company. As for the management of the Board, this is a function already performed by Mr KUOK Khoon Loong, Edward as the Chairman of the Board. The Board considers this structure will not impair the balance of power and authority between the Board and the Management.

The Board meets at least four times a year at quarterly intervals and meets more frequently as and when required. Mr ANGELINI, being an Executive Director of the Company, reports to the Board on the Group's affairs. The Board believes that this structure is conducive to strong and consistent leadership, enabling the Company to make and implement decisions promptly and efficiently.

SECURITIES TRANSACTIONS BY DIRECTORS

The Board has adopted the Model Code as set out in Appendix 10 of the HK Listing Rules as the Code for Securities Transactions by Directors of the Company (the "Securities Dealing Code"). The Company has made specific enquiry of all Directors who confirmed compliance with the required standard set out in the Securities Dealing Code during the period under review.

REGISTERS OF MEMBERS

The registers of members will be closed from Thursday, 27 September 2007 to Tuesday, 2 October 2007, both dates inclusive. To qualify for the proposed interim dividend, all share transfers must be lodged with the Company's branch share registrar in Hong Kong, Tricor Abacus Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on Tuesday, 25 September 2007.

On behalf of the Board

KUOK Khoon Loong, Edward
Chairman

Hong Kong, 4 September 2007

購買、出售或贖回本公司之上市證券

截至二零零七年六月三十日止六個月內，本公司或其任何附屬公司並無購買、出售或贖回本公司之上市證券。

企業管治

本公司一向明白高透明度之企業管治及對股東負責之重要性。董事會相信，股東可從良好之企業管治中獲得最大利益。因此，本公司會繼續檢討其企業管治架構，以確保其符合一般公認慣例及準則。

期內，本公司已遵守香港上市規則附錄十四所載之企業管治常規守則之守則條文，惟本公司並無委任行政總裁，原因為Giovanni ANGELINI先生自一九九九年至今任香格里拉國際飯店管理有限公司之行政總裁，該公司負責酒店業務之日常管理，並構成本集團之大部份業務。因此，董事會認為並無必要委任一名行政總裁。就董事會之管理而言，該項職能已由董事會主席郭孔錀先生執行。董事會認為，該架構不會損害董事會與管理層間權力及權限之均衡。

董事會會議每年按季度至少召開四次，並在必要時增加次數。本公司執行董事ANGELINI先生於會議上向董事會滙報本集團事務。董事會相信，該架構有助於強勢及貫徹之領導，使本公司能夠快速有效地作出及執行決定。

董事之證券交易

董事會已採納香港上市規則附錄十所載之標準守則，作為本公司董事進行證券交易之守則(「證券交易守則」)。本公司已對所有董事進行特定查詢，彼等確認於期內均已一直遵守證券交易守則所載之規定準則。

股東登記冊

本公司將於二零零七年九月二十七日(星期四)至二零零七年十月二日(星期二)(包括首尾兩天)之期間內，暫停辦理股份過戶登記。如欲獲得建議派發之中期股息，所有股份過戶文件必須最遲於二零零七年九月二十五日(星期二)下午四時前送達本公司在香港之股份過戶登記分處卓佳雅柏勤有限公司辦理登記手續，地址為香港灣仔皇后大道東28號金鐘匯中心26樓。

代表董事會

主席
郭孔錀

香港，二零零七年九月四日

本公司股本中之重大權益

於二零零七年六月三十日，按本公司根據證券及期貨條例第336條規定而須予存置之登記冊所載，下列人士(董事除外)擁有本公司股份及相關股份之權益及淡倉：

於本公司股份及相關股份之好倉

名稱	持有股份之身份	持有普通股股份數目	於二零零七年六月三十日佔本公司已發行股本總額之百分比
主要股東			
Kerry Group Limited(「KGL」)	受控制公司之權益	1,260,243,372	48.75%
嘉里控股有限公司(「嘉里控股」)	實益擁有人	63,414,628	48.75%
(附註1及2)	受控制公司之權益	1,196,828,744	
Caninco Investments Limited	實益擁有人	479,424,818	22.27%
(附註2及3)	受控制公司之權益	96,330,633	
Paruni Limited *(附註2及3)*	實益擁有人	270,596,554	10.48%
	受控制公司之權益	420,665	
主要股東以外之人士			
Darmex Holdings Limited *(附註2及3)*	實益擁有人	239,302,975	9.26%

附註：

1. 在嘉里控股持有之1,196,828,744股股份中，其中1,174,194,166股股份透過其全資附屬公司持有；11,767,523股股份透過嘉里控股控制超過三分一投票權之公司(上文所述之該等全資附屬公司除外)持有；而10,867,055股股份則透過本公司擁有73.61%權益之附屬公司泰國Shangri-La Hotel Public Company Limited之全資附屬公司持有。

2. 此等公司為KGL之全資附屬公司，而彼等於本公司股份中之權益已包括在KGL所持有之權益內。

3. 此等公司為嘉里控股之全資附屬公司，而彼等於本公司股份中之權益已包括在嘉里控股所持有之權益內。

除上文所述者外，於二零零七年六月三十日，本公司並無獲悉任何已登記於本公司根據證券及期貨條例第336條規定而須予存置之登記冊內之本公司股份及相關股份之任何權益及淡倉。

董事於股份、相關股份及債權證之權益及淡倉 *(續)*

(a) 於本公司及相聯法團之股份之好倉 *(續)*

附註：

1. 此等股份由有關董事以實益擁有人身份持有。

2. 此等股份由有關董事之配偶持有。

3. 此等股份透過一家由郭晏光女士控制50%權益之公司持有。

4. 68,850,329股股份透過由何建源先生及何建福先生各自控制50%權益之公司持有。

   4,165,848股股份透過一家由何建源先生及何建福先生各自控制25%權益之公司持有。

   3,890,942股股份透過一家由何建源先生及何建福先生分別控制13.33%及7.08%權益之公司持有。

   28,544,041股股份透過由何建源先生及何建福先生分別控制6.64%及6.80%權益之公司持有。

(b) 於本公司及相聯法團之相關股份之好倉

於二零零七年六月三十日，根據行政人員購股權計劃及新購股權計劃授予期內在任本公司董事之購股權之詳情載於本報告上文「購股權」一節內。

除上文所述者外，於二零零七年六月三十日，董事概無於本公司或其任何相聯法團之股份、相關股份或債權證中擁有須登記於本公司按證券及期貨條例第352條規定而須存置之登記冊或根據標準守則須另行知會本公司及香港聯交所之任何權益或淡倉。

購股權（續）

附註：

1. 緊接購股權獲行使日期前之股份加權平均收市價為20.22港元。

2. 叶龍蜚先生由二零零七年三月二十七日起辭任本公司董事。

3. 於二零零二年五月二十四日舉行之本公司股東特別大會上，本公司之股東批准採納新購股權計劃及終止行政人員購股權計劃之運作，此後不再根據行政人員購股權計劃授出任何購股權，惟行政人員購股權計劃之條文於其他各方面仍繼續完全有效。

4. 期內及於二零零七年六月三十日後及截至本報告日期，並無根據行政人員購股權計劃及新購股權計劃註銷任何購股權。

5. 期內，行政人員購股權計劃下並無任何購股權失效，於二零零七年六月三十日後及截至本報告日期，行政人員購股權計劃及新購股權計劃下並無任何購股權失效。

6. 於二零零七年六月三十日後及截至本報告日期，涉及162,028股股份之購股權已根據行政人員購股權計劃獲行使，而涉及1,632,500股股份之購股權已根據新購股權計劃獲行使。

董事於股份、相關股份及債權證之權益及淡倉

於二零零七年六月三十日，根據證券及期貨條例(「證券及期貨條例」)第352條規定本公司須予存置之登記冊所載或根據香港聯合交易所有限公司(「香港聯交所」)證券上市規則(「香港上市規則」)附錄十所載之上市發行人董事進行證券交易的標準守則(「標準守則」)另行向本公司及香港聯交所知會，董事於本公司及其相聯法團(「相聯法團」)(定義見證券及期貨條例第XV部)之股份、相關股份及債權證所擁有之權益及淡倉如下：

(a) 於本公司及相聯法團之股份之好倉

公司名稱	董事姓名	股份類別	個人權益 *(附註1)*	家屬權益	持有股份數目 法團權益	其他權益	總計	於二零零七年六月三十日佔相關公司已發行股本總額之百分比
(i) 本公司	郭孔鍂先生	普通股	460,000	–	–	–	460,000	0.02%
	雷孟成先生	普通股	450,000	–	–	–	450,000	0.02%
	Giovanni ANGELINI先生	普通股	100,000	–	–	–	100,000	0.00%
	郭雯光女士	普通股	151,379	192,011 *(附註2)*	108,673 *(附註3)*	–	452,063	0.02%
	何建源先生	普通股	467,475	–	105,451,160 *(附註4)*	–	105,918,635	4.10%
	何建福先生 (何建源先生之替任董事)	普通股	–	–	105,451,160 *(附註4)*	–	105,451,160	4.08%
(ii) 相聯法團								
Shangri-La Hotels (Malaysia) Berhad	郭雯光女士	普通股	–	–	10,000 *(附註3)*	–	10,000	0.00%
Shangri-La Hotel Public Company Limited	雷孟成先生	普通股	10,000	–	–	–	10,000	0.01%

購股權 *(續)*

	授出日期	批次	於二零零七年一月一日持有之購股權股份數目	期內授出購股權股份數目	期內轉自其他類別	期內轉往其他類別	期內已行使購股權股份數目 *(附註1)*	期內已失效購股權股份數目	於二零零七年六月三十日持有之購股權股份數目	每股購股權股份行使價 *港元*	可行使期間
1. 董事 *(續)*											
Roberto V.	二零零五年四月二十八日	I	75,000	–	–	–	–	–	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
ONGPIN先生	二零零五年四月二十八日	II	75,000	–	–	–	–	–	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	30,000	–	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	30,000	–	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Alexander	二零零五年四月二十八日	I	75,000	–	–	–	(75,000)	–	–	11.60	二零零六年四月二十八日至二零一五年四月二十七日
Reid	二零零五年四月二十八日	II	75,000	–	–	–	(75,000)	–	–	11.60	二零零七年四月二十八日至二零一五年四月二十七日
HAMILTON	二零零六年六月十六日	I	30,000	–	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
先生	二零零六年六月十六日	II	30,000	–	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Timothy David	二零零五年四月二十八日	I	75,000	–	–	–	–	–	75,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
DATTELS	二零零五年四月二十八日	II	75,000	–	–	–	–	–	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
先生	二零零六年六月十六日	I	30,000	–	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	30,000	–	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
何龍基先生	二零零五年四月二十八日	I	250,000	–	–	–	(250,000)	–	–	11.60	二零零六年四月二十八日至二零一五年四月二十七日
(附註2)	二零零五年四月二十八日	II	250,000	–	–	(250,000)	–	–	–	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	100,000	–	–	(100,000)	–	–	–	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	100,000	–	–	(100,000)	–	–	–	14.60	二零零八年六月十六日至二零一六年六月十五日
2. 連續訂約之僱員	二零零二年五月二十九日	I	389,500	–	–	–	(110,000)	–	279,500	6.81	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	II	270,500	–	–	–	(60,000)	–	210,500	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	4,310,000	–	–	–	(600,000)	–	3,710,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	5,785,000	–	–	–	(622,000)	(50,000)	5,113,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	2,477,500	–	–	–	(37,500)	(25,000)	2,415,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	2,477,500	–	–	–	–	(30,000)	2,447,500	14.60	二零零八年六月十六日至二零一六年六月十五日
3. 其他參與者	二零零二年五月二十九日	I	375,000	–	–	–	–	–	375,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	II	385,000	–	–	–	–	–	385,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	640,000	–	–	–	(75,000)	–	565,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	815,000	–	250,000	–	(115,000)	–	950,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	I	100,000	–	–	–	(100,000)	–	–	11.60	二零零六年四月二十八日至二零零七年六月三十日
	二零零五年四月二十八日	II	100,000	–	–	–	(100,000)	–	–	11.60	二零零七年四月二十八日至二零零七年六月三十日
	二零零五年四月二十八日	II	50,000	–	–	–	–	–	50,000	11.60	二零零七年四月二十八日至二零零八年五月二日
	二零零六年六月十六日	I	377,500	–	100,000	–	–	–	477,500	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	I	37,500	–	–	–	(37,500)	–	–	14.60	二零零七年六月十六日至二零零七年六月三十日
	二零零六年六月十六日	II	377,500	–	100,000	–	–	–	477,500	14.60	二零零八年六月十六日至二零一六年六月十五日
總數：			23,322,500	–	450,000	(450,000)	(2,407,000)	(105,000)	21,010,500		

購股權 *(續)*

根據本公司股東於二零零二年五月二十四日採納之購股權計劃(「新購股權計劃」)授出而於二零零七年六月三十日尚未行使之購股權股份詳情如下：

	授出日期	批次	於二零零七年一月一日持有之購股權股份數目	期內授出購股權股份數目	期內轉自其他類別	期內轉往其他類別	期內已行使購股權股份數目 (附註1)	期內已失效購股權股份數目	於二零零七年六月三十日持有之購股權股份數目	每股購股權股份行使價 港元	可行使期間
1. 董事											
郭孔錀先生	二零零五年四月二十八日	I	20,000	–	–	–	–	–	20,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	250,000	–	–	–	–	–	250,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	100,000	–	–	–	–	–	100,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	100,000	–	–	–	–	–	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
雷孟成先生	二零零五年四月二十八日	II	150,000	–	–	–	–	–	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	60,000	–	–	–	–	–	60,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	60,000	–	–	–	–	–	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日
Giovanni ANGELINI 先生	二零零五年四月二十八日	I	500,000	–	–	–	–	–	500,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	500,000	–	–	–	–	–	500,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	100,000	–	–	–	–	–	100,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	100,000	–	–	–	–	–	100,000	14.60	二零零八年六月十六日至二零一六年六月十五日
吳士方先生	二零零二年五月二十九日	I	60,000	–	–	–	–	–	60,000	6.81	二零零三年五月二十九日至二零一二年五月二十八日
	二零零二年五月二十九日	II	60,000	–	–	–	–	–	60,000	6.81	二零零四年五月二十九日至二零一二年五月二十八日
	二零零五年四月二十八日	I	150,000	–	–	–	–	–	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	150,000	–	–	–	–	–	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	50,000	–	–	–	–	–	50,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	50,000	–	–	–	–	–	50,000	14.60	二零零八年六月十六日至二零一六年六月十五日
郭惠光女士	二零零五年四月二十八日	I	150,000	–	–	–	–	–	150,000	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	150,000	–	–	–	–	–	150,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	60,000	–	–	–	–	–	60,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	60,000	–	–	–	–	–	60,000	14.60	二零零八年六月十六日至二零一六年六月十五日
何建源先生	二零零五年四月二十八日	I	75,000	–	–	–	(75,000)	–	–	11.60	二零零六年四月二十八日至二零一五年四月二十七日
	二零零五年四月二十八日	II	75,000	–	–	–	(75,000)	–	–	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	30,000	–	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	30,000	–	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日
李鏞新先生	二零零五年四月二十八日	II	75,000	–	–	–	–	–	75,000	11.60	二零零七年四月二十八日至二零一五年四月二十七日
	二零零六年六月十六日	I	30,000	–	–	–	–	–	30,000	14.60	二零零七年六月十六日至二零一六年六月十五日
	二零零六年六月十六日	II	30,000	–	–	–	–	–	30,000	14.60	二零零八年六月十六日至二零一六年六月十五日

購股權

根據本公司股東於一九九七年十二月十六日採納之行政人員購股權計劃（「行政人員購股權計劃」）授出而於二零零七年六月三十日尚未行使之購股權股份詳情如下：

	授出日期	批次	於二零零七年一月一日持有之購股權股份數目	期內授出購股權股份數目	期內轉自其他類別	期內轉往其他類別	期內已行使購股權股份數目 (附註1)	期內已失效購股權股份數目	於二零零七年六月三十日持有之購股權股份數目	每股購股權股份行使價 港元	可行使期間
1. 董事											
[illegible]先生 (附註2)	二零零一年一月十五日	II	79,212	–	–	–	(79,212)	–	–	8.18	二零零三年一月十五日至二零一一年一月十四日
2. 連續合約之僱員	一九九八年五月一日	I	203,196	–	–	–	(69,028)	–	134,168	8.26	一九九九年五月一日至二零零八年四月三十日
	一九九八年五月一日	II	203,196	–	–	–	(29,028)	–	174,168	8.26	二零零零年五月一日至二零零八年四月三十日
	一九九八年五月一日	III	203,196	–	–	–	(29,028)	–	174,168	8.26	二零零一年五月一日至二零零八年四月三十日
	二零零零年一月十五日	I	397,335	–	–	–	–	–	397,335	8.82	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	II	397,331	–	–	–	–	–	397,331	8.82	二零零二年一月十五日至二零一零年一月十四日
	二零零一年一月十五日	I	126,140	–	–	–	(92,179)	–	33,961	8.18	二零零二年一月十五日至二零一一年一月十四日
	二零零一年一月十五日	II	126,138	–	–	–	(92,178)	–	33,960	8.18	二零零三年一月十五日至二零一一年一月十四日
3. 其他參與者	一九九八年五月一日	I	255,956	–	–	–	(96,760)	–	159,196	8.26	一九九九年五月一日至二零零八年四月三十日
	一九九八年五月一日	II	299,956	–	–	–	(96,760)	–	203,196	8.26	二零零零年五月一日至二零零八年四月三十日
	一九九八年五月一日	III	299,956	–	–	–	(6,480)	–	293,476	8.26	二零零一年五月一日至二零零八年四月三十日
	二零零零年一月十五日	I	445,790	–	–	–	(86,764)	–	359,026	8.82	二零零一年一月十五日至二零一零年一月十四日
	二零零零年一月十五日	II	445,788	–	–	–	(38,764)	–	407,024	8.82	二零零二年一月十五日至二零一零年一月十四日
	二零零一年一月十五日	I	67,922	–	–	–	(33,961)	–	33,961	8.18	二零零二年一月十五日至二零一一年一月十四日
	二零零一年一月十五日	II	67,920	–	–	–	(33,960)	–	33,960	8.18	二零零三年一月十五日至二零一一年一月十四日
總額：			3,619,032	–	–	–	(784,102)	–	2,834,930		

展望

繼二零零六年之強勁表現後，酒店營運及物業投資在截至二零零七年六月三十日止六個月繼續維持增長動力，且一般預期在本年度下半年仍會持續。本集團已開展多個主要位於中國國內之新酒店及多用途物業發展項目。該等項目之進展理想，本集團在進行其新發展項目時亦未有遇到任何重大延遲。本集團對其大部份投資所在之中國國內及亞洲其餘地區之中期業務前景保持樂觀。本集團將主要在亞洲地區繼續物色商機並進行評估，並預期將在短期內增加現時手頭上持有之發展項目。本集團亦預期，其就第三方擁有之發展中酒店所簽訂之管理協議在該等酒店之經營狀況穩定後，會對其溢利作出相當的貢獻。該等協議亦可增加本集團酒店品牌之知名度，間接支持本集團在亞洲地區持有之物業之業績表現。

人力資源

- 於二零零七年六月三十日，本集團約有23,000名僱員。本集團所管理之酒店共聘有33,400人。

- 薪金及福利包括公積金、保險及醫療保障、房屋及購股權計劃，維持於具競爭力之水平，而花紅則按個人表現及業務單位之財務表現派發。董事會之薪酬委員會負責審閱高層管理人員及執行董事之薪酬及獎金建議。

- 北京香格里拉酒店管理培訓中心將繼續加快及加強僱員培訓，以配合本集團之業務擴展，尤其是中國國內員工之培訓。最近毗鄰馬尼拉艾沙香格里拉大酒店設立之水療培訓中心為本集團水療部門之理療師提供持續培訓。

- 本集團三大核心人才發展計劃－企業管理層學員計劃、企業高級管理人員培訓及企業學員計劃繼續為本集團培養高潛質之管理層員工。

出售事項

- 於二零零七年三月，本集團將一家控股公司（該公司擁有溫州香格里拉大酒店之項目公司）之25%權益及按比例之股東貸款轉讓予一策略性投資者，代價為5,600,000美元。本集團在此交易中錄得少量收益。

- 於二零零七年六月，本集團完成股份轉讓協議，將中國國內天津之項目公司之80%權益及按比例之股東貸款轉讓予兩名關連人士，並錄得6,200,000美元之淨收益，包括由於指定以人民幣支付之應收代價升值而錄得之匯兌收益3,000,000美元。本集團現時在該高級綜合發展項目持有20%權益。

- 於二零零七年六月，本集團訂立多份協議，以將擁有廣州香格里拉大酒店之項目公司之20%股本權益及按比例之股東貸款轉讓予三名關連人士。該轉讓之總代價約為20,840,000美元。訂立該等協議後，本集團已收取全部代價作為按金。出售事項須待取得有關地方當局之批准後，方可作實。

管理協議

- 於本報告日期，本集團持有第三方擁有之13間營運中酒店（4,912間客房）之管理協議。

- 此外，本集團持有18間新酒店（7,193間客房）之發展協議，該等發展項目分別位於多哈（卡塔爾）（兩間酒店）、溫哥華、多倫多、芝加哥、拉斯維加斯、邁阿密、塞舌爾、布吉、班加羅爾（三間酒店）、孟買、台南（台灣）、澳門（兩間酒店）、北京及烏魯木齊（均位於中國國內）。

- 本集團繼續審閱其所收到在世界各地之管理機會之建議，並擬於各地區／城市訂立其認為符合長遠策略利益之合約。

企業社會責任

- 本集團在確保業務營運符合全體股東利益方面有悠久歷史。由SLIM集團首席營運主管領導之特別委員會－企業社會責任委員會（「企業社會責任委員會」），正致力擴大本集團對各項重要社會及環保事項之支持範圍。

- 企業社會責任委員會專注五個重要領域，即環境、僱員及社區、健康及安全、供應鏈管理，以及股東關係。各小組委員會由本集團公司辦事處各部門之相關高層職員及酒店總經理領導。各小組委員會將與酒店商討實施已刊發之最佳常規。

- 本集團亦已委聘獨立顧問審閱並協助酒店設立指標及最佳常規。

- 環境小組委員會已訂立於二零零八年減少水電消耗12%之目標。

- 本集團已於今年展開其首次全國慈善月餅銷售活動。中國國內及香港24間酒店合力為香格里拉慈善合作夥伴「愛心」籌款人民幣1,000,000元。

發展工程（續）

- 於二零零七年五月，本集團訂立發展及經營協議，以在曼哈頓市中心的公園大道迴廊興建擁有206間客房之豪華紐約香格里拉大酒店，並將根據一項長期酒店管理協議經營有關物業。該酒店將為一幢64層高之大廈，毗鄰地標建築西格拉姆大廈。在206間客房中，66間將會以酒店式公寓之方式出售，該等單位將會作為酒店之一部份經營並散佈在酒店各樓層內。此外，大廈內將會有17個頂級私人公寓，佔用最高之10個樓層，每個單位之面積將由1,500至3,000平方呎不等。本集團在整個項目中擁有25.9%權益。該項目預計於二零一零年開業。

- 於二零零七年五月，本集團就擁有207間客房於二零零九年底開業的維也納香格里拉大酒店訂立長期經營租賃協議。該酒店將座落於前奧地利第一儲蓄銀行總部所在地，維也納第一區(Bezirk)的Schubertring，可步行至高級百貨公司、高級餐廳及其他當地之國家級旅遊景點。

- 於二零零七年六月，本集團與一家蒙古當地之公司MCS Holding LLC（該公司亦持有本集團在烏蘭巴托之辦公室大樓項目40%權益）訂立股東協議，以成立一家本集團將擁有75%權益之項目公司。該項目公司將投資於一個擁有220間客房之香格里拉酒店發展計劃，該計劃將於二零一零年終完成。興建工程將會在MCS Holding LLC之全資附屬公司在二零零七年十二月終前將土地使用權轉讓予項目公司後開始。

- 於二零零七年七月，本公司一家全資附屬公司在中國國內合肥之土地拍賣上成功投得用作酒店開發之土地使用權。擁有400間客房之香格里拉酒店之興建工程將於二零零七年第四季展開。

- 現時估計企業、附屬公司及本集團應佔聯營公司須為該等項目及其他翻新項目額外直接出資責任為1,975,000,000美元，資金將按情況主要由可動用借款融資、供股之所得款項淨額、經營資金及當地訂約之項目貸款撥付。該等並非由本集團全資擁有之發展項目所需之其餘資金將由合營夥伴提供。

關連交易

- 於二零零七年七月，本集團與兩名關連人士及一名獨立第三方就成立兩家合資公司訂立合資公司協議，成立目的旨在收購、擁有、管理、操作及出租兩架飛機。本集團於該等合資公司各擁有25%權益。本集團之最高出資額承擔為10,050,000美元。鑒於本集團及合資計劃之另外三名夥伴在中國國內及亞太區擁有龐大酒店、物業、生產設施及其他權益網絡，飛機使用將為彼等各自之主要管理人員及隊伍於急需前往業務所指定之地區時提供靈活性。該靈活性將縮短整體旅程所需時間、改善生產力及提高管理層效率。

庫務政策

誠如二零零六年年報所披露，本集團一貫遵循旨在減低利息及貨幣風險之庫務政策。

— 於二零零七年一月，本集團已訂立本金額為300,000,000港元之七年期香港銀行同業拆息利率掉期新合約。於二零零七年六月三十日，本集團之未平倉合約本金總額為4,760,000,000港元，固定年利率介乎4.28%至4.63%，另有本金總額為100,000,000美元之合約，其固定年利率則為4.70%。利息保障期至二零一四年一月。

— 計及利率掉期合約連同未兑換之可換股債券及人民幣貸款，本集團已為其44.4%之未償還貸款固定其利息負債。經考慮二零零七年九月初將獲得之供股所得款項淨額約5,137,000,000港元（其中5,087,000,000港元將用於償還未償還貸款）後，本集團尚未進一步訂立利率掉期合約，

持作交易用途之金融資產－交易證券

投資組合內包括由一家全資附屬公司所持有之本公司10,867,055股普通股股份，市值為26,500,000美元。於二零零七年六月三十日持作交易用途之金融資產之詳情於本報告之簡明綜合中期財務報表附註8內披露。

發展工程

下列項目之建築工程進展理想：

	本集團之權益	酒店客房數目	服務式公寓	預計開業
中國國內之酒店				
包頭香格里拉大酒店	100%	360	11	二零零七年底
西安香格里拉大酒店	100%	397	–	二零零七年底
青島香格里拉大飯店（第二期）	100%	196	13	二零零七年底
福田香格里拉大酒店	100%	549	53	二零零八年初
寧波香格里拉大酒店	95%	561	60	二零零八年中
滿洲里香格里拉大酒店	100%	216	–	二零零八年底
溫州香格里拉大酒店	75%	419	–	二零零八年底
桂林香格里拉大酒店	100%	430	–	二零零九年初
舟山香格里拉大酒店	100%	280	–	二零零九年中
北京中國大飯店（第三期－Mega Tower）	40.07%	276	–	二零零九年底
其他國家之酒店				
沙巴香格里拉莎利雅酒店，Dalit Bay Golf Club & Spa（第二期）	64.59%	90	–	二零零七年終
泰國清邁香格里拉大酒店	73.61%	281	–	二零零七年終
馬爾代夫Villingili香格里拉大酒店	70%	142	–	二零零八年中
菲律賓香格里拉長灘島大酒店	100%	219	–	二零零八年底
日本東京香格里拉大酒店	經營租賃	204	–	二零零九年初
法國巴黎香格里拉大酒店	100%	110	–	二零零九年中
英國倫敦倫敦橋香格里拉大酒店	經營租賃	195	–	二零一一年
其他項目				
蒙古人民共和國烏蘭巴托辦公室大樓	60%	不適用	–	二零零八年中
上海浦東綜合發展項目（包括一間酒店）	23.20%	550	154	二零一零年中
天津綜合發展項目（包括一間酒店）	20%	640	–	二零一一年
上海靜安綜合發展項目（包括兩間酒店）	49%	947	–	二零一一年

企業負債及財政狀況*(續)*

於二零零七年六月三十日之借款與現金及現金等價物之貨幣組合如下：

(百萬美元)	借款	現金及現金等價物
港元	1,200.8	51.0
新加坡元	5.2	4.5
馬元	52.8	3.8
人民幣	37.4	100.4
美元	410.4	166.9
泰銖	–	33.0
菲律賓披索	–	7.8
斐濟元	–	3.9
歐元	–	5.1
其他貨幣	–	2.6
	1,706.6	379.0

除按中國人民銀行不時頒佈之利率計算之人民幣貸款及可換股債券外，所有借貸均按浮動利率計算。

於二零零七年六月三十日，本集團現金及現金等價物中之298,500,000美元(二零零六年十二月三十一日：247,300,000美元)乃存置於中國國內、馬來西亞、泰國、菲律賓、斐濟、緬甸及蒙古人民共和國。自該等國家匯出款項須受該等國家政府所頒佈之外匯管制條例及規例所規限。

於二零零七年六月三十日之財務擔保及或然負債之詳情於本報告之簡明綜合中期財務報表附註23內披露。

供股發行

– 於二零零七年七月三日，本公司宣佈建議以供股方式發行普通股股份。有關供股建議之詳情於本報告之簡明綜合中期財務報表附註26內披露。

– 本公司計劃將所得款項淨額中之5,087,000,000港元用作償還本集團大部份銀行貸款，而餘下之50,000,000港元則用作一般營運資金。然而，本公司隨後將繼續逐漸地提取銀行貸款，以便為其正在進行之酒店發展計劃(主要在中國國內)融資。

– 供股及包銷協議成為無條件之最後期限為二零零七年九月十日下午四時正，本公司將會於二零零七年九月十二日公佈供股接納之結果。

業務回顧*(續)*

綜合溢利

- 毛利率僅輕微增加0.7個百分點，原因為新開業酒店之初期成本。

- 融資費用淨額減少7,700,000美元，主要原因為發展中項目利息開支之資本化金額增加(9,100,000美元)，以及歐元兑美元之匯率上升帶來利好的影響(4,200,000美元)。

- 其他收益包括持作交易用途之金融資產之未實現收益(就少數股東權益作出調整前)5,400,000美元(除少數股東權益後為5,800,000美元)、利率掉期合約收益25,200,000美元及出售天津項目80%權益之收益6,200,000美元。

- 由於中國國內由二零零八年一月一日起將企業所得税率由33%調低至25%，遞延税項負債撥備已作出撥回並對溢利帶來正面影響。附屬公司之相關金額為9,700,000美元(就少數股東權益作出調整前及後)；而本集團在聯營公司有效應佔之金額為27,900,000美元。

企業負債及財政狀況

本集團已履行其於借款協議項下之所有契約。於二零零七年六月三十日之未償還借款分析如下：

	於二零零七年六月三十日已訂約之借款之到期日				
			償還期		
(百萬美元)	一年內	第二年	第三年至第五年	五年後	總額
借款－無抵押					
可換股債券	–	6.3	–	–	6.3
企業銀行貸款	–	141.9	1,165.0	–	1,306.9
項目銀行貸款及透支	50.0	21.4	322.0	–	393.4
總額	50.0	169.6	1,487.0	–	1,706.6
未提取但已承諾之信貸					
銀行貸款及透支	124.8	–	707.4	7.3	839.5

業務回顧 *(續)*

收入 *(續)*

酒店管理

- 除諾富特及上海波特曼麗嘉酒店外，本集團擁有股本權益之其他38間酒店全部由酒店管理公司SLIM International Limited及其附屬公司(「SLIM集團」)管理。

- 於二零零七年六月三十日，SLIM集團亦持有由第三方擁有之13間營運中之酒店(擁有4,924間客房)之酒店管理合約。該13間酒店之整體加權平均每房收入及客房價分別增加16%及12%。

- 受惠於業務持續增長及成功簽訂新管理協議，經減除源自同系附屬公司之收入後，SLIM集團之綜合收入錄得64%之升幅。

- 擁有375間客房之阿布扎比香格里拉大酒店於二零零七年八月十二日試業。

- 於二零零七年七月一日，由於所有權轉換，SLIM集團終止中國國內昆山商貿飯店之管理協議。

- 於二零零七年，SLIM集團就由第三方擁有之酒店項目簽訂四份新酒店管理協議：

  - 擁有212間客房之加拿大多倫多香格里拉大酒店(於二零一一年中開業)
  - 擁有419間客房之北京上東商貿飯店(二零零八年中開業)
  - 擁有257間客房之多哈商貿飯店(於二零零九年中開業)
  - 擁有400間客房之孟買香格里拉大酒店(於二零零九年終開業)

  連同此等新酒店管理協議，SLIM集團現持有31間由第三方擁有之酒店(包括興建中酒店)之管理協議，合計有12,105間客房。

物業租賃

- 本集團之投資物業主要位於上海及北京，由聯營公司持有。

- 大部份物業之收益率錄得理想升幅，惟北京嘉里中心及上海嘉里中心之服務式公寓及新加坡商業樓面之收益率分別下降8%、28%及9%。

- 毗鄰成都香格里拉大酒店之辦公室大樓於二零零七年八月二十一日試業。

業務回顧 *(續)*

收入 *(續)*

酒店營運 *(續)*

本集團期內之主要業績指標(按合併基準)如下:

國家	二零零七年 入住率 (%)	二零零七年 加權平均暫住客房價 (美元)	二零零七年 每房收入 (美元)	二零零六年 入住率 (%)	二零零六年 加權平均暫住客房價 (美元)	二零零六年 每房收入 (美元)
中華人民共和國						
香港*	**77**	**269**	**203**	80	277	217
中國國內	**66**	**139**	**91**	68	125	84
新加坡	**82**	**180**	**146**	79	150	117
菲律賓	**81**	**143**	**115**	75	121	101
馬來西亞	**68**	**105**	**70**	77	80	60
泰國	**75**	**151**	**108**	80	130	101
斐濟	**64**	**129**	**80**	71	144	101
印尼	**59**	**115**	**58**	52	109	51
緬甸	**57**	**38**	**21**	51	35	18
本集團	**70**	**148**	**102**	72	132	93

* *二零零七年之數字包括諾富特。*

本集團於過去五年之主要業績指標(按合併基準)如下:

加權平均	全年 二零零六年	全年 二零零五年	全年 二零零四年	全年 二零零三年	全年 二零零二年
入住率 *(%)*	73	73	71	55	63
暫住客房價 *(美元)*	135	117	102	90	91
每房收入 *(美元)*	96	84	73	52	58

附註:

(i) 計算在翻新工程中酒店之每房收入時已扣除正進行翻新客房之數目。

(ii) 並無計入本集團分別僅持有10%及30%股本權益之泗水香格里拉大酒店及諾富特之業績。

業務回顧

（業績與去年同期比較）

本集團之業務由三個主要分部組成：

酒店營運 — 擁有及營運酒店

酒店管理 — 為集團擁有之酒店及第三方擁有之酒店提供酒店管理及相關服務

物業租賃 — 擁有及出租辦公室物業、商用物業及服務式公寓

收入

酒店營運

- 收入及經營溢利之主要來源。
- 於二零零七年六月三十日，本集團於其附屬公司及聯營公司所持有之39間營運中之酒店（共有20,229間客房）擁有股本權益，包括上海波特曼麗嘉酒店及香港諾富特世紀海景酒店（「諾富特」）。本集團亦於泗水香格里拉大酒店（共有389間客房）擁有10%權益。
- 本集團擁有之大部份酒店均受惠於旅遊觀光及商務旅遊之持續強勁需求。
- 由於客房供應有所增加並有待被消化及╱或因客房價增加，部份酒店之入住率錄得輕微的下降。整體加權平均客房收入（「每房收入」）及客房價分別上升9%及13%。
- 以下為新開業酒店之名單：
  - 廣州香格里拉大酒店，擁有704間客房及26個服務式公寓，於二零零七年一月二十七日開業。
  - 北京香格里拉飯店之Valley Wing，擁有142間客房，於二零零七年三月八日開業。
  - 成都香格里拉大酒店，擁有594間客房及26個服務式公寓，於二零零七年五月二十日開業。
  - 呼和浩特香格里拉大酒店，擁有375間客房及11個服務式公寓，於二零零七年八月二十一日開業。

26. 資產負債表結算日後事項

(a) 本公司向於二零零七年六月三十日後至本財務報表核准日期止以每股普通股股份9.25港元之換股價行使換股權之可換股債券持有人發行以下新普通股股份：

普通股股份發行日	可換股債券之面值 *千美元*	已發行新普通股股份數目
二零零七年八月	3,000	2,529,729

(b) 本公司向於二零零七年六月三十日後至本財務報表核准日期止行使彼等之權利認購本公司股份之購股權持有人發行合共1,794,528股新普通股股份。

(c) 於二零零七年七月三日，本公司宣佈建議以供股方式發行普通股股份。根據供股，按於記錄日期每持有本公司9股股份供一股供股股份之基準，向合資格股東提呈按每股供股股份18.00港元之價格申請認購供股股份。於二零零七年八月十日，即供股之記錄日期，本公司之已發行股份為2,589,182,512股，將予發行之供股股份數目為287,686,945股。待包銷協議所載之供股條件達成後，包銷商(即郭氏集團成員公司)同意根據包銷協議全數包銷所有供股股份(惟不包括郭氏集團公司根據不可撤回承諾認購之149,779,591股供股股份)。本公司將於二零零七年九月十二日公佈供股之接納結果。本公司將收取所得款項總額約5,178,000,000港元，有關金額未計預算開支41,000,000港元。

(d) 於二零零七年七月十七日，本集團與兩名關連人士及一名獨立第三方就成立兩家合資公司訂立合資公司協議，成立目的旨在收購、擁有、管理、操作及出租兩架飛機。本集團於該等合資公司各擁有25%權益。本集團之最高出資額承擔為10,050,000美元。

25. **有關連人士交易**

Kerry Group Limited（「KGL」）於二零零七年六月三十日根據證券及期貨條例第336條規定而須予存置之登記冊所載擁有大約48.75%本公司已發行普通股股份，並對本公司有重大影響力。

與有關連人士已進行以下交易：

	截至六月三十日止六個月	
	二零零七年	二零零六年
(a) 與KGL附屬公司之交易		
收取酒店管理與相關服務及專利費用	**1,128**	1,037
付還辦公室開支及支付行政及相關費用	**706**	573
支付辦公室租金、管理費及差餉	**123**	159
購買食用油	**–**	33

	截至六月三十日止六個月	
	二零零七年	二零零六年
(b) 與聯營公司之交易（不包括上列(a)項中KGL之一家附屬公司）		
收取酒店管理與相關服務及專利費用	**4,678**	4,093
收取洗衣服務費	**413**	340

	於	
	二零零七年六月三十日	二零零六年十二月三十一日
(c) 向KGL附屬公司提供之財務資助		
給予聯營公司之貸款結餘	**93,566**	84,082
就聯營公司所獲取之銀行貸款／信貸與銀行簽訂之擔保結餘	**18,388**	22,418

	於	
	二零零七年六月三十日	二零零六年十二月三十一日
(d) 向聯營公司提供之財務資助（不包括上列(c)項）		
給予聯營公司之貸款結餘	**58,172**	56,145
就一家聯營公司所獲取之銀行貸款／信貸與銀行簽訂之擔保結餘	**19,090**	18,620

期內該等交易之條款並無重大變動。

	截至六月三十日止六個月	
	二零零七年	二零零六年
(e) 主要管理層補償金		
袍金、薪金及其他短期僱員福利	**1,082**	1,298
僱傭期後之福利	**58**	59
	1,140	1,357

23. 財務擔保及或然負債

(a) 財務擔保

於二零零七年六月三十日，本集團就若干聯營公司所獲取之銀行信貸與銀行簽訂按比例之擔保。本集團為該等聯營公司所擔保之銀行信貸之已動用數額為37,478,000美元(二零零六年十二月三十一日：41,039,000美元)。該等擔保乃按其各自合約金額列賬。董事會認為該等擔保應不會被要求予以執行。

(b) 或然負債

於二零零七年六月三十日，本集團之或然負債如下：

(i) 本集團就一份管理合約項下酒店之財務表現簽訂以該間位於澳洲悉尼之酒店之擁有人為受益人之履約擔保。有關該擔保項下之責任所涉及之累計金額上限為3,133,000澳元(相等於2,710,000美元)(二零零六年十二月三十一日：5,376,000澳元)。

(ii) 本集團根據一項議定之工作計劃就於馬爾代夫開發渡假酒店簽訂以馬爾代夫共和國政府為受益人之履約擔保。根據協議，擔保之有效期至二零零八年四月二十六日止，並將不遲於渡假酒店落成之日起計30日內解除。有關該擔保項下之責任所涉及之累計金額上限為4,375,000美元(二零零六年十二月三十一日：4,375,000美元)。

(iii) 本集團就一家聯營公司獲取銀行提供上限為22,000,000美元之備用信用狀簽訂擔保。於二零零七年六月三十日，該信貸仍未被提取(二零零六年十二月三十一日：無)。

24. 承擔

於資產負債表結算日已承擔惟尚未產生之資本開支如下：

	於 二零零七年 六月三十日	於 二零零六年 十二月三十一日
現有物業之物業、廠房及設備及投資物業		
已訂約但未撥備	**13,580**	20,986
已獲授權但未訂約	**38,272**	43,046
發展項目		
已訂約但未撥備	**457,071**	461,038
已獲授權但未訂約	**1,465,797**	927,670
	1,974,720	1,452,740

21. 每股盈利 *(續)*

截至二零零七年六月三十日止六個月，所有根據行政人員購股權計劃及新購股權計劃而發行之購股權有最大攤薄影響。截至二零零六年六月三十日止六個月，所有根據行政人員購股權計劃而發行之購股權及根據新購股權計劃以每股購股權股份行使價為6.81港元及11.60港元而發行之購股權有最大攤薄影響。

	截至六月三十日止六個月	
	二零零七年	二零零六年
本公司權益持有人應佔溢利 *(千美元)*	**159,689**	82,006
已發行普通股股份之加權平均數 *(千股)*	**2,577,490**	2,530,302
調整－購股權 *(千股)*	**10,785**	3,225
計算每股攤薄盈利所用之普通股股份加權平均數 *(千股)*	**2,588,275**	2,533,527
每股攤薄盈利 *(每股美仙)*	**6.170**	3.237

22. 股息

	截至六月三十日止六個月	
	二零零七年	二零零六年
擬派中期股息每股普通股股份15港仙(二零零六年：13港仙)	**50,119**	42,569

附註：

(a) 董事會於二零零七年三月二十七日舉行之會議上建議派發截至二零零六年十二月三十一日止年度之末期股息每股普通股股份10港仙已於二零零七年六月六日派付，並已反映為截至二零零七年六月三十日止六個月之保留盈利分派。

(b) 董事會於二零零七年九月四日舉行之會議上宣派截至二零零七年十二月三十一日止年度之中期股息每股普通股股份15港仙。該擬派股息未於此財務報表中反映為應付股息列賬，惟將反映為截至二零零七年十二月三十一日止年度之保留盈利分派。截至二零零七年六月三十日止六個月之擬派中期股息為50,119,000美元，此乃根據本公司於本財務報表核准日期之2,589,460,512股已發行股份計算。

19. **應佔聯營公司溢利**

截至二零零七年六月三十日止六個月應佔聯營公司税項為淨進賬9,751,000美元(二零零六年：淨開支14,078,000美元)，已於收益表中包括在應佔聯營公司溢利項內。二零零七年之淨進賬乃由於中國國內由二零零八年一月一日起將所得税税率由33%調低至25%，引致撥回遞延税項負債撥備27,921,000美元。

二零零六年之應佔溢利乃於扣除一家聯營公司所擁有一家於中國國內上市之附屬公司就實施股權分置改革方案而導致之應佔虧損14,677,000美元後列賬。

20. **所得税開支**

香港利得税乃按期內估計應課税溢利按17.5%(二零零六年：17.5%)税率作出撥備。海外溢利之税項乃按本集團期內經營業務之國家就估計應課税溢利按適用之税率計算。

	截至六月三十日止六個月	
	二零零七年	二零零六年
當期所得税		
一香港利得税	**6,654**	5,767
一海外税項	**33,138**	19,220
遞延所得税	**(4,816)**	2,096
	34,976	27,083

截至二零零七年六月三十日止六個月之遞延所得税已就中國國內由二零零八年一月一日起將所得税税率由33%調低至25%而撥回附屬公司遞延税項負債撥備9,726,000美元後列賬。

21. **每股盈利**

基本

每股基本盈利乃根據本公司權益持有人應佔溢利除以期內已發行普通股股份之加權平均數計算。

	截至六月三十日止六個月	
	二零零七年	二零零六年
本公司權益持有人應佔溢利 *(千美元)*	**159,689**	82,006
已發行普通股股份之加權平均數 *(千股)*	**2,577,490**	2,530,302
每股基本盈利 *(每股美仙)*	**6.196**	3.241

攤薄

每股攤薄盈利乃按照假設所有攤薄潛在普通股股份已進行轉換而調整之已發行普通股股份之加權平均數計算。本公司有兩類攤薄潛在普通股股份：可換股債券及購股權。該等可換股債券假設已被轉換為普通股股份而純利則經調整以沖銷利息開支。就購股權而言，已計算根據尚未行使購股權所附帶認購權之貨幣價值公平值而釐定之應可被購之股份數目，該公平值根據本公司股份之每年平均股份市價釐定。上述計算所得之股份數目之增加額為假設行使購股權而發行之股份數目。

16. **按性質劃分之開支**

包括於銷售成本、市場推廣費用、行政開支及其他經營開支內之開支分析如下：

	截至六月三十日止六個月	
	二零零七年	二零零六年
物業、廠房及設備折舊（扣除已資本化金額193,000美元（二零零六年：86,000美元））*(附註4)*	**63,495**	56,689
租賃土地及土地使用權攤銷 *(附註4)*	**3,979**	4,132
商標及特許權攤銷 *(附註4)*	**330**	266
員工福利開支	**150,057**	130,166
營運中已售或消耗之存貨成本	**67,040**	56,880
出售物業、廠房及設備及投資物業之虧損	**332**	227
因酒店裝修而棄置之物業、廠房及設備	**80**	3,001
發展中物業之減值虧損	**–**	2,758
授出購股權開支	**1,980**	2,024

17. **其他收益－淨額**

	截至六月三十日止六個月	
	二零零七年	二零零六年
可供出售之金融資產之減值虧損	**(309)**	–
持作交易用途之金融資產之收益（已實現及未實現）	**5,363**	8,059
衍生金融工具公平值收益－利率掉期合約	**25,184**	19,520
出售附屬公司部分權益之收益	**6,175**	–
收購一家附屬公司額外權益之資產淨值超逾成本之差額	**–**	694
商譽減值	**–**	(1,026)
利息收入	**4,266**	4,188
股息收入	**500**	545
其他	**895**	122
	42,074	32,102

18. **融資費用**

	截至六月三十日止六個月	
	二零零七年	二零零六年
利息開支		
－銀行貸款及透支	**37,357**	29,410
－其他借款	**732**	736
－須於五年內悉數償還之可換股債券	**315**	1,502
	38,404	31,648
減：資本化數額	**(14,875)**	(5,796)
	23,529	25,852
外匯交易收益淨額	**(15,817)**	(10,469)
	7,712	15,383

14. 欠少數股東之款項

(a) 欠少數股東之款項(非流動部份)為無抵押，並按下列條款償還：

	於 二零零七年 六月三十日	於 二零零六年 十二月三十一日
香港銀行同業拆息加1.0%之年利率，並須於二零一五年六月三十日悉數償還	**13,289**	14,175
倫敦銀行同業拆息加2.5%之年利率，並須於二零一五年六月三十日悉數償還	**693**	676
	13,982	14,851

(b) 欠少數股東之款項(流動部份)為無抵押，並按下列條款償還：

	於 二零零七年 六月三十日	於 二零零六年 十二月三十一日
香港銀行同業拆息加1.0%之年利率，並須於二零一五年六月三十日悉數償還	**1,772**	1,772
免息及無固定還款期	**12,398**	13,816
	14,170	15,588

15. 應付賬款及應計項目

	於 二零零七年 六月三十日	於 二零零六年 十二月三十一日
貿易應付款	**45,060**	48,637
應付建造成本及應計開支	**268,684**	228,866
	313,744	277,503

貿易應付款之賬齡分析如下：

	於 二零零七年 六月三十日	於 二零零六年 十二月三十一日
0－3個月	**41,368**	46,465
4－6個月	**1,673**	531
6個月以上	**2,019**	1,641
	45,060	48,637

12. **可換股債券**

於二零零四年三月十五日，本公司之一家全資附屬公司以初步換股價每股本公司普通股股份9.25港元（可予調整）發行本金總額200,000,000美元於二零零九年三月到期（「到期日」）之零息附擔保可換股債券。除非之前已贖回、轉換或購買及已註銷，否則該等債券將於到期日按本金額之114.633%贖回。

負債部份及權益轉換部份之公平值於債券發行時釐定。

負債部份之公平值（包括於長期借款中），根據相同類別之非可換股債券之市場利率計算。餘額反映權益轉換部份之價值，包括於股東權益中之其他儲備內*(附註10)*。

於資產負債表中確認之可換股債券價值之計算方法如下：

	於 二零零七年 六月三十日	於 二零零六年 十二月三十一日
於二零零四年三月十五日已發行可換股債券之面值	**200,000**	200,000
發行開支	**(3,185)**	(3,185)
權益部份	**(20,075)**	(20,075)
於二零零四年三月十五日初步確認之負債部份	**176,740**	176,740
累積利息開支	**17,233**	16,918
債券持有人已行使之換股權	**(187,680)**	(166,954)
負債部份	**6,293**	26,704

於二零零七年六月三十日尚未轉換之債券之面值為6,000,000美元。負債部份之賬面值以現金流量按年利率5.27%之實際借款利率折算。於二零零七年六月三十日負債部份之公平值為6,143,000美元，以現金流量按5.425%之借款利率折算。

於二零零七年一月，本公司向已於二零零六年十二月三十一日前按每股普通股股份換股價9.25港元行使面值為5,000,000美元之可換股債券持有人發行4,216,216股新普通股股份。面值為20,132,000美元之可換股債券已於期內被轉換，而本公司16,976,171股普通股股份已於期內配發*(附註9(b))*。

於二零零七年六月三十日後至本財務報表核准日期止，一名債券持有人已遞交轉換通知而面值為3,000,000美元之可換股債券已被轉換為本公司2,529,729股普通股股份。

13. **衍生金融工具**

	於 二零零七年 六月三十日	於 二零零六年 十二月三十一日
負債		
利率掉期合約－非對沖	**–**	(11,765)
減：利率掉期合約流動部份	**–**	–
非流動部份	**–**	(11,765)
資產		
利率掉期合約非流動部份－非對沖	**15,397**	1,458
資產／（負債）淨值	**15,397**	(10,307)

於二零零七年六月三十日之香港銀行同業拆息及倫敦銀行同業拆息利率掉期合約之名義本金分別為4,760,000,000港元及100,000,000美元（二零零六年十二月三十一日：分別為4,460,000,000港元及100,000,000美元）。

於二零零七年六月三十日，固定年利率介乎4.28%至4.70%（二零零六年十二月三十一日：4.335%至4.70%）。

11. 銀行貸款及透支

	於 二零零七年 六月三十日	於 二零零六年 十二月三十一日
透支－無抵押	**2,291**	112
銀行貸款－有抵押	**–**	3
銀行貸款－無抵押	**1,698,035**	1,522,486
	1,700,326	1,522,601

銀行貸款及透支到期情況如下：

	於 二零零七年 六月三十日	於 二零零六年 十二月三十一日
一年內	**49,967**	42,888
第一年至第二年間	**163,374**	162,261
第二年至第五年間	**1,486,985**	1,317,452
須於五年內悉數償還	**1,700,326**	1,522,601

於二零零六年十二月三十一日，一家附屬公司之銀行貸款乃由該附屬公司賬面淨值合共70,000美元之若干汽車作為抵押，已於本期間悉數清償。

於資產負債表結算日之實際利率如下：

	二零零七年六月三十日					二零零六年十二月三十一日				
	港元	**人民幣**	**馬元**	**美元**	**新加坡元**	港元	人民幣	馬元	美元	新加坡元
銀行透支	**7.75%**	**–**	**–**	**–**	**–**	–	–	6.80%	–	–
銀行借款	**4.79%**	**6.03%**	**4.21%**	**5.76%**	**2.59%**	4.26%	5.64%	4.31%	5.80%	3.63%

銀行貸款及透支之賬面值貼近公平值，其貨幣面額如下：

	於 二零零七年 六月三十日	於 二零零六年 十二月三十一日
港元	**1,200,834**	1,113,092
人民幣	**37,334**	40,538
馬元	**52,825**	49,926
美元	**404,128**	315,800
新加坡元	**5,205**	3,245
	1,700,326	1,522,601

本集團有下列尚未提取備用借款：

	於 二零零七年 六月三十日	於 二零零六年 十二月三十一日
浮息		
－於一年內到期	**124,760**	148,817
－於一年後到期	**640,025**	768,767
定息		
－於一年內到期	**–**	24,828
－於一年後到期	**74,728**	45,069
	839,513	987,481

於二零零七年六月三十日，於一年後到期之尚未提取備用浮息借款800,000,000泰銖（二零零六年十二月三十一日：800,000,000泰銖），由一幅賬面淨值7,151,000美元（二零零六年十二月三十一日：6,910,000美元）之永久業權土地作抵押。

10. 其他儲備

	購股權	可換股債券	資本贖回	外匯變動	資本	其他	繳入盈餘	總額
於二零零六年一月一日結餘	3,468	6,122	10,666	(72,286)	601,490	1,368	389,741	940,569
貨幣匯兑差額	–	–	–	53,628	–	–	–	53,628
可換股債券轉換時發行股份								
一權益部份	–	(439)	–	–	–	–	–	(439)
授出購股權	2,024	–	–	–	–	–	–	2,024
行使購股權一轉撥至股份溢價	(519)	–	–	–	–	–	–	(519)
於二零零六年六月三十日結餘	4,973	5,683	10,666	(18,658)	601,490	1,368	389,741	995,263
貨幣匯兑差額	–	–	–	93,924	–	–	–	93,924
可換股債券轉換時發行股份								
一權益部份	–	(3,060)	–	–	–	–	–	(3,060)
授出購股權	2,391	–	–	–	–	–	–	2,391
行使購股權一轉撥至股份溢價	(344)	–	–	–	–	–	–	(344)
於二零零六十二月三十一日及								
二零零七年一月一日結餘	7,020	2,623	10,666	75,266	601,490	1,368	389,741	1,088,174
貨幣匯兑差額	–	–	–	54,838	–	–	–	54,838
可換股債券轉換時發行股份								
一權益部份	–	(2,021)	–	–	–	–	–	(2,021)
授出購股權	1,980	–	–	–	–	–	–	1,980
行使購股權一轉撥至股份溢價	(862)	–	–	–	–	–	–	(862)
於二零零七年六月三十日結餘	**8,138**	**602**	**10,666**	**130,104**	**601,490**	**1,368**	**389,741**	**1,142,109**

9. 股本 *(續)*

尚未行使之購股權股份數目之變動及其相關加權平均行使價如下：

	截至二零零七年六月三十日止六個月 每股購股權股份平均行使價 (港元)	截至二零零七年六月三十日止六個月 購股權股份數目	截至二零零六年十二月三十一日止年度 每股購股權股份平均行使價 (港元)	截至二零零六年十二月三十一日止年度 購股權股份數目
於一月一日	**11.69**	**27,141,532**	10.26	29,023,876
已授出	**–**	**–**	14.60	7,080,000
已行使	**10.61**	**(3,191,102)**	9.19	(8,134,844)
已失效	**13.17**	**(105,000)**	11.12	(827,500)
於六月三十日／十二月三十一日	**11.83**	**23,845,430**	11.69	27,141,532

於期末尚未行使之購股權股份之屆滿日及行使價如下：

屆滿日	每股購股權股份行使價 (港元)	購股權股份數目 於二零零七年六月三十日	購股權股份數目 於二零零六年十二月三十一日
行政人員購股權計劃			
二零零八年四月三十日	8.26	**1,138,372**	1,465,456
二零一零年一月十四日	8.82	**1,560,716**	1,686,244
二零一一年一月十四日	8.18	**135,842**	467,332
		2,834,930	3,619,032
新購股權計劃			
二零零七年六月三十日	11.60	**–**	200,000
二零零七年六月三十日	14.60	**–**	37,500
二零零八年五月二日	11.60	**50,000**	50,000
二零一二年五月二十八日	6.81	**1,370,000**	1,540,000
二零一五年四月二十七日	11.60	**12,733,000**	14,745,000
二零一六年六月十五日	14.60	**6,857,500**	6,950,000
		21,010,500	23,522,500

於截至二零零七年六月三十日止六個月內概無授出購股權。

根據兩項購股權計劃之條款，每股行使價為8.26港元、6.81港元、11.60港元及14.60港元分別可認購162,028股、60,000股、1,230,000股及342,500股股份之購股權已於二零零七年六月三十日後至本財務報表核准日期止獲行使。於二零零七年六月三十日後至本財務報表核准日期止概無行政人員購股權計劃及新購股權計劃項下之購股權失效。

9. 股本 *(續)*

(a) 本公司購股權持有人已行使下列根據行政人員購股權計劃及新購股權計劃按不同行使價授出之購股權股份：

於二零零七年	所發行購股權股份數目 按每股購股權股份8.26港元	按每股購股權股份8.82港元	按每股購股權股份8.18港元	按每股購股權股份6.81港元	按每股購股權股份11.60港元	按每股購股權股份14.60港元	總代價 *千美元*
一月	327,084	–	67,921	–	150,000	–	645
二月	–	–	67,921	50,000	125,000	–	303
三月	–	48,000	195,648	60,000	376,000	–	877
四月	–	–	–	20,000	152,000	–	245
五月	–	77,528	–	40,000	984,000	–	1,596
六月	–	–	–	–	375,000	75,000	702
截至二零零七年六月三十日止六個月	**327,084**	**125,528**	**331,490**	**170,000**	**2,162,000**	**75,000**	**4,368**
截至二零零六年六月三十日止六個月	1,555,099	630,538	600,000	210,000	1,341,000	–	5,201
截至二零零六年十二月三十一日止年度	2,221,256	1,996,656	1,026,932	660,000	2,230,000	–	9,642

截至二零零七年六月三十日止六個月緊接購股權獲行使日期前之股份加權平均收市價為20.22港元。

(b) 期內，下列由本公司一家全資附屬公司發行之可換股債券已由債券持有人按換股價每股9.25港元轉換為本公司普通股股份，並已發行下列普通股股份：

普通股股份發行日	可換股債券之面值 *千美元*	已發行新普通股股份數目
二零零七年一月	5,000	4,216,216
二零零七年二月	16,932	14,277,794
二零零七年四月	3,200	2,698,377
	25,132	21,192,387

購股權

購股權乃授予董事及主要僱員。已授出購股權之行使價乃相等於／高於授出購股權當日股份之收市價。董事及僱員於完成一年服務（歸屬期）時方可享有購股權。購股權自授出日一年後方可行使，購股權之有效合約期為十年。本集團並無法律或推定責任須以現金購回或清償購股權。

本公司設有兩項購股權計劃：行政人員購股權計劃及新購股權計劃。此兩項計劃之詳情載列於本報告「購股權」一節內。

9. 股本

	股份數目 *(千股)*	金額 普通股股份	股份溢價	總額
法定股本				
－每股面值1港元之普通股股份				
於二零零六年十二月三十一日及 二零零七年六月三十日	5,000,000	646,496	–	646,496
已發行及繳足股本				
－每股面值1港元之普通股股份				
於二零零七年一月一日	2,560,753	330,676	894,134	1,224,810
行使購股權				
－配發股份 *(附註(a))*	3,191	412	3,956	4,368
－轉撥自購股權儲備	–	–	862	862
可換股債券轉換時發行股份 *(附註(b))*	21,192	2,734	25,619	28,353
於二零零七年六月三十日	**2,585,136**	**333,822**	**924,571**	**1,258,393**
於二零零六年一月一日	2,527,439	326,377	854,740	1,181,117
行使購股權				
－配發股份 *(附註(a))*	4,336	560	4,641	5,201
－轉撥自購股權儲備	–	–	519	519
可換股債券轉換時發行股份 *(附註(b))*	3,078	397	3,547	3,944
於二零零六年六月三十日	2,534,853	327,334	863,447	1,190,781
行使購股權				
－配發股份 *(附註(a))*	3,799	490	3,951	4,441
－轉撥自購股權儲備	–	–	344	344
可換股債券轉換時發行股份 *(附註(b))*	22,101	2,852	26,392	29,244
於二零零六年十二月三十一日	2,560,753	330,676	894,134	1,224,810

7. 應收賬項、預付款項及按金

	於 二零零七年 六月三十日	於 二零零六年 十二月三十一日
貿易應收款	**55,969**	57,605
預付款項及按金	**39,865**	113,346
應收賬項	**44,190**	34,677
	140,024	205,628

(a) 貿易及其他應收款之公平值與賬面值並無重大差異。

(b) 本集團之銷售主要以信用咭或按金作為付款形式，其餘數額一般有三十日付款信貸期。本集團訂有明確之信貸政策。貿易應收款之賬齡分析如下：

	於 二零零七年 六月三十日	於 二零零六年 十二月三十一日
0－3個月	**52,149**	54,775
4－6個月	**1,920**	1,945
6個月以上	**1,900**	885
	55,969	57,605

由於本集團擁有眾多客戶分佈在世界各地，故本集團之貿易應收款概無信貸集中風險。

8. 持作交易用途之金融資產

	於 二零零七年 六月三十日	於 二零零六年 十二月三十一日
權益證券，按市值		
於香港上市之股份	**53,902**	48,279
於香港以外上市之股份	**1,916**	1,815
	55,818	50,094

於香港上市之權益證券包括由泰國Shangri-La Hotel Public Company Limited（「SHPCL」）之一家全資附屬公司所持賬面值為26,474,000美元（二零零六年十二月三十一日：28,114,000美元）之本公司10,867,055股普通股股份（二零零六年十二月三十一日：10,867,055股）。該等股份佔本公司於二零零七年六月三十日已發行股本約0.4%（二零零六年十二月三十一日：0.4%），乃由SHPCL之全資附屬公司於本公司在一九九九年年底購入SHPCL之控股權益前所持有。本公司已承諾致力促使SHPCL有秩序地按市場情況出售全部該等股份予獨立人士。鑑於該等股份屬臨時持有性質，該等股份於本財務報表中被列為持作交易用途之金融資產。

4. **資本支出**

	投資物業	物業、廠房及設備	租賃土地及土地使用權	無形資產
於二零零七年一月一日期初賬面淨值	385,125	2,659,861	381,142	87,709
添置	964	300,511	1,903	401
匯兌差額	4,466	61,740	5,729	–
出售一家附屬公司	–	(118)	–	–
出售	(90)	(751)	–	–
折舊／攤銷費用*(附註16)*	–	(63,688)	(3,979)	(330)
於二零零七年六月三十日期末賬面淨值	**390,465**	**2,957,555**	**384,795**	**87,780**
於二零零六年一月一日期初賬面淨值	353,159	2,155,403	375,143	86,692
添置	1,638	268,830	5,006	958
匯兌差額	12,717	44,876	4,044	–
出售／商譽減值	(44)	(7,182)	–	(1,026)
分類歸入為按金	(43,668)	–	–	–
折舊／攤銷費用*(附註16)*	–	(56,775)	(4,132)	(266)
於二零零六年六月三十日期末賬面淨值	323,802	2,405,152	380,061	86,358

5. **可供出售之金融資產**

	於 二零零七年 六月三十日	於 二零零六年 十二月三十一日
權益證券：		
海外非上市股份，按成本	**1,916**	1,916
一匯兌差額	**148**	83
一減值虧損撥備	**(309)**	–
	1,755	1,999
會所債券	**2,063**	2,053
	3,818	4,052

6. **其他應收款**

	於 二零零七年 六月三十日	於 二零零六年 十二月三十一日
貸款予一家被管理酒店	**4,366**	3,923

貸款為根據酒店管理合約規定授予一家位於澳洲由獨立第三方所擁有之被管理酒店之貸款。該等貸款以該間酒店物業作第二按揭為擔保並須依照固定償還時間表於二零一二年前悉數償還。除一筆指定金額2,000,000澳元(相等於1,730,000美元)之貸款須按倫敦銀行同業拆息加1%之年利率計息外，該等貸款皆為免息貸款。

計算免息部份之公平值而使用之實際年利率為5.74%。

3. 分部資料*（續）*

次要報告形式－業務分部
截至二零零七年六月三十日止六個月／於二零零七年六月三十日 *（百萬美元）*

	銷售額	分部業績	總資產	資本支出
酒店營運				
－房租	**287.5**			
－餐飲銷售	**205.0**			
－提供配套服務	**38.5**			
	531.0	**119.5**	**3,811.7**	**300.5**
酒店管理	**36.8**	**4.7**	**47.6**	**1.9**
物業租賃	**11.5**	**5.6**	**416.3**	**1.0**
抵銷	**(21.6)**	**–**	**(13.4)**	**–**
	557.7	**129.8**	**4,262.2**	**303.4**
於聯營公司之權益			**1,030.2**	
未分配資產			**120.1**	
無形資產			**87.8**	
總額			**5,500.3**	

截至二零零六年六月三十日止六個月*（百萬美元）*

	銷售額	分部業績	總資產	資本支出
酒店營運				
－房租	243.5			
－餐飲銷售	173.9			
－提供配套服務	33.6			
	451.0	92.9		273.9
酒店管理	29.8	2.6		0.1
物業租賃	9.7	3.5		1.5
抵銷	(20.5)	–		–
總額	470.0	99.0		275.5

於二零零六年十二月三十一日*（百萬美元）*

	總資產
酒店營運	3,422.2
酒店管理	48.9
物業租賃	505.7
抵銷	(16.9)
	3,959.9
於聯營公司之權益	924.3
未分配資產	103.8
無形資產	87.7
總額	5,075.7

3. 分部資料*(續)*

主要報告形式－地區分部(續)

分部收益表
截至二零零六年六月三十日止六個月*(百萬美元)*

	香港	中華人民共和國中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
銷售額									
對外銷售	102.4	153.6	58.3	66.0	27.4	41.3	21.0	–	470.0
內部分部間銷售	3.6	8.5	3.7	1.7	1.3	1.2	0.5	(20.5)	–
總額	106.0	162.1	62.0	67.7	28.7	42.5	21.5	(20.5)	470.0
業績									
分部業績	10.1	33.8	12.2	19.4	10.6	8.4	4.5	–	99.0
利息收入									4.2
股息收入									0.5
持作交易用途之金融資產之已實現及未實現收益淨額									8.1
衍生金融工具公平值收益－利率掉期合約									19.5
未分配企業支出									(10.5)
收購一家附屬公司額外權益之資產淨值超逾成本之差額									0.7
商譽減值									(1.0)
經營溢利									120.5
融資費用									(15.4)
應佔聯營公司溢利	–	9.8	–	0.7	–	0.9	–	–	11.4
未計所得稅前溢利									116.5
物業、廠房及設備折舊	(6.6)	(24.6)	(9.1)	(6.4)	(4.0)	(4.5)	(1.5)	–	(56.7)
租賃土地及土地使用權攤銷	(1.0)	(2.8)	–	(0.1)	–	(0.1)	(0.1)	–	(4.1)
資本支出，不包括無形資產	2.9	107.8	13.2	6.8	5.9	8.8	130.1	–	275.5

分部資產負債表
於二零零六年十二月三十一日*(百萬美元)*

	香港	中華人民共和國中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
分部資產	288.1	1,666.2	445.7	716.3	204.8	378.5	277.2	(16.9)	3,959.9
於聯營公司之權益	24.0	768.9	–	71.3	–	25.9	34.2	–	924.3
未分配資產									103.8
無形資產									87.7
總資產									5,075.7
分部負債	(69.4)	(107.0)	(33.3)	(25.7)	(17.5)	(22.5)	(21.5)	16.9	(280.0)
未分配負債									(1,820.4)
總負債									(2,100.4)

3. 分部資料（續）

主要報告形式－地區分部

分部收益表
截至二零零七年六月三十日止六個月（百萬美元）

	香港	中華人民共和國中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
銷售額									
對外銷售	109.2	189.0	71.8	80.5	30.4	55.0	21.8	–	557.7
內部分部間銷售	3.4	8.5	4.0	2.2	0.4	1.7	1.4	(21.6)	–
總額	112.6	197.5	75.8	82.7	30.8	56.7	23.2	(21.6)	557.7
業績									
分部業績	11.7	43.1	14.6	27.0	11.4	14.5	7.5	–	129.8
利息收入									4.2
股息收入									0.5
持作交易用途之金融資產之已實現及未實現收益淨額									5.4
衍生金融工具公平值收益－利率掉期合約									25.2
未分配企業支出									(11.1)
出售附屬公司部分權益之收益									6.2
經營溢利									160.2
融資費用									(7.7)
應佔聯營公司溢利	0.2	49.9	–	–	–	1.2	0.1	–	51.4
未計所得稅前溢利									203.9
物業、廠房及設備折舊	(7.3)	(27.2)	(10.5)	(6.7)	(4.4)	(5.6)	(1.8)	–	(63.5)
租賃土地及土地使用權攤銷	(1.0)	(2.7)	–	(0.1)	–	(0.1)	(0.1)	–	(4.0)
資本支出，不包括無形資產	4.7	219.4	20.7	5.5	17.6	9.4	26.1	–	303.4

分部資產負債表
於二零零七年六月三十日（百萬美元）

	香港	中華人民共和國中國國內	菲律賓	新加坡	泰國	馬來西亞	其他	抵銷	集團
分部資產	276.4	1,891.5	467.4	715.6	211.4	397.3	316.0	(13.4)	4,262.2
於聯營公司之權益	24.2	861.8	–	71.4	–	26.1	46.7	–	1,030.2
未分配資產									120.1
無形資產									87.8
總資產									5,500.3
分部負債	(54.9)	(165.8)	(30.9)	(24.2)	(15.8)	(21.2)	(20.7)	13.4	(320.1)
未分配負債									(1,962.0)
總負債									(2,282.1)

3. 分部資料

主要報告形式－地區分部

本集團於全球範圍之經營可劃分為六個主要區域：

香港	－擁有、營運及管理酒店
中國國內	－擁有、營運及管理酒店 －擁有及出租辦公室、商舖及服務式公寓
菲律賓	－擁有、營運及管理酒店
新加坡	－擁有、營運及管理酒店 －擁有及出租辦公室、商舖及服務式公寓
泰國	－擁有、營運及管理酒店 －擁有及出租辦公室、商舖及服務式公寓
馬來西亞	－擁有、營運及管理酒店、擁有及營運高爾夫球會所 －擁有及出租辦公室、商舖及服務式公寓
其他國家	－擁有、營運及管理酒店

次要報告形式－業務分部

本集團於全球範圍之組織可劃分為三個主要業務分部：

酒店營運	－擁有及營運酒店業務
酒店管理	－提供酒店管理及相關服務
物業租賃	－擁有及出租辦公室、商舖及服務式公寓

簡明綜合中期財務報表附註

(除另有説明者外，所有金額均以千美元為單位)

1. **一般資料**

本公司及其附屬公司擁有及經營酒店及相關物業，以及提供酒店管理及相關服務。

本公司為一家於百慕達註冊成立之有限公司。註冊辦事處地址為Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda。

本公司於香港聯合交易所有限公司主板作第一上市及於新加坡證券交易所有限公司作第二上市。

2. **編製基準及會計政策**

此截至二零零七年六月三十日止六個月之未經審核簡明綜合中期財務報表乃根據由香港會計師公會頒佈之香港會計準則34「中期財務報告」而編製。

此簡明綜合中期財務報表須與二零零六年之全年財務報表一併閱讀。編製此簡明綜合中期財務報表所採用之會計政策及計算方法與截至二零零六年十二月三十一日止年度之全年財務報表所採用者一致並新加入下列與本集團之營運有關，並必須於截至二零零七年十二月三十一日止財政年度採用之新準則，準則及詮釋之修訂：

香港會計準則1修訂	資本披露
香港財務報告準則7	金融工具：披露
香港(國際財務報告詮釋委員會)－詮釋8	香港財務報告準則2之範圍
香港(國際財務報告詮釋委員會)－詮釋9	重新評估嵌入式衍生工具
香港(國際財務報告詮釋委員會)－詮釋10	中期財務報告及減值

採用上述之新準則、準則及詮釋之修訂並不會對本集團之會計政策造成重大變動，惟香港會計準則1修訂及香港財務報告準則7所規定本集團於二零零七年之全年財務報表之額外披露除外。

下列新準則、準則及詮釋之修訂與營運有關，惟於二零零七年並未生效及並無提前採用：

香港會計準則23(修訂)	借款成本
香港財務報告準則8	營運分部
香港(國際財務報告詮釋委員會)－詮釋11	香港財務報告準則2－集團及庫存股份交易
香港(國際財務報告詮釋委員會)－詮釋12	服務特許權協議

簡明綜合中期現金流量報表

（所有金額均以千美元為單位）

	未經審核 截至六月三十日止六個月 二零零七年	二零零六年
經營業務之現金流	**114,686**	82,156
投資業務之現金流		
－購買物業、廠房及設備：投資物業及土地使用權	**(291,027)**	(269,592)
－出售物業、廠房及設備所得款項	**425**	760
－收購一家附屬公司之額外權益	**–**	(2,520)
－出售附屬公司權益所得款項	**78,291**	–
－擬出售一家附屬公司權益之已收按金	**20,840**	–
－其他投資現金流－淨額	**(29,445)**	(44,029)
投資業務所用之現金淨額－淨額	**(220,916)**	(315,381)
融資活動之現金流		
－已付股息	**(42,679)**	(41,579)
－借款增加淨額	**172,629**	318,873
－其他融資現金流－淨額	**17,431**	12,186
融資活動之現金流－淨額	**147,381**	289,480
現金及現金等價物及銀行透支增加淨額	**41,151**	56,255
於一月一日之現金及現金等價物及銀行透支	**330,049**	266,985
現金、現金等價物及銀行透支之匯兑收益	**5,500**	–
於六月三十日之現金及現金等價物及銀行透支	**376,700**	323,240
現金及現金等價物及銀行透支結餘之分析		
銀行及手頭現金	**179,452**	122,488
短期銀行存款	**199,539**	201,767
現金及現金等價物	**378,991**	324,255
銀行透支	**(2,291)**	(1,015)
	376,700	323,240

簡明綜合中期權益變動表

(所有金額均以千美元為單位)

		未經審核				
		本公司權益持有人應佔				
	附註	股本	其他儲備	保留盈利	少數股東權益	總額
於二零零六年一月一日結餘		1,181,117	940,569	259,351	249,177	2,630,214
貨幣匯兌差額		–	53,628	–	7,963	61,591
直接確認於權益中之收入淨額		–	53,628	–	7,963	61,591
本期溢利		–	–	82,006	7,381	89,387
截至二零零六年六月三十日止六個月之已確認收入總額		–	53,628	82,006	15,344	150,978
可換股債券轉換時發行股份－權益部分	9	3,944	(439)	–	–	3,505
行使購股權－配發股份	9	5,201	–	–	–	5,201
行使購股權－從購股權儲備轉撥至股份溢價	9	519	(519)	–	–	–
授出購股權－僱員服務價值		–	2,024	–	–	2,024
派付二零零五年度末期股息		–	–	(32,690)	–	(32,690)
已付予少數股東之股息及購自少數股東之權益		–	–	–	(7,475)	(7,475)
少數股東注入權益		–	–	–	9,656	9,656
應付少數股東之權益貸款之變動淨額		–	–	–	(118)	(118)
		9,664	1,066	(32,690)	2,063	(19,897)
於二零零六年六月三十日結餘		1,190,781	995,263	308,667	266,584	2,761,295
於二零零七年一月一日結餘		1,224,810	1,088,174	386,195	276,145	2,975,324
貨幣匯兌差額		–	54,838	–	7,817	62,655
直接確認於權益中之收入淨額		–	54,838	–	7,817	62,655
本期溢利		–	–	159,689	9,184	168,873
截至二零零七年六月三十日止六個月之已確認收入總額		–	54,838	159,689	17,001	231,528
可換股債券轉換時發行股份－權益部分	9	28,353	(2,021)	–	–	26,332
行使購股權－配發股份	9	4,368	–	–	–	4,368
行使購股權－從購股權儲備轉撥至股份溢價	9	862	(862)	–	–	–
授出購股權－僱員服務價值		–	1,980	–	–	1,980
派付二零零六年度末期股息		–	–	(33,347)	–	(33,347)
已付予少數股東之股息		–	–	–	(7,522)	(7,522)
少數股東注入權益		–	–	–	275	275
應付少數股東之權益貸款之變動淨額		–	–	–	19,274	19,274
		33,583	(903)	(33,347)	12,027	11,360
於二零零七年六月三十日結餘		**1,258,393**	**1,142,109**	**512,537**	**305,173**	**3,218,212**

簡明綜合中期收益表
(所有金額均以千美元為單位)

	附註	截至六月三十日止六個月 二零零七年 未經審核	二零零六年 未經審核
銷售額	3	**557,733**	469,976
銷售成本	16	**(213,306)**	(183,136)
毛利		**344,427**	286,840
其他收益－淨額	17	**42,074**	32,102
市場推廣費用	16	**(20,213)**	(17,230)
行政開支	16	**(44,233)**	(38,545)
其他經營開支	16	**(161,877)**	(142,722)
經營溢利		**160,178**	120,445
融資費用	18	**(7,712)**	(15,383)
應佔聯營公司溢利	19	**51,383**	11,408
未計所得稅前之溢利		**203,849**	116,470
所得稅開支	20	**(34,976)**	(27,083)
期內溢利		**168,873**	89,387
應佔：			
本公司權益持有人		**159,689**	82,006
少數股東權益		**9,184**	7,381
		168,873	89,387
期內本公司權益持有人應佔溢利之每股盈利 (以每股美仙列示)			
－基本	21	**6.196**	3.241
－攤薄	21	**6.170**	3.237
股息	22	**50,119**	42,569

簡明綜合中期資產負債表*（續）*

（所有金額均以千美元為單位）

	附註	於 二零零七年 六月三十日 未經審核	二零零六年 十二月三十一日 經審核
負債			
非流動負債			
銀行貸款	11	**1,650,359**	1,479,713
可換股債券	12	**6,293**	26,704
衍生金融工具	13	**–**	11,765
欠少數股東之款項	14	**13,982**	14,851
遞延所得税負債		**202,976**	211,941
		1,873,610	1,744,974
流動負債			
應付賬項及應計項目	15	**313,744**	277,503
欠少數股東之款項	14	**14,170**	15,588
當期所得税負債		**30,647**	19,401
銀行貸款及透支	11	**49,967**	42,888
		408,528	355,380
負債總額		**2,282,138**	2,100,354
權益及負債總額		**5,500,350**	5,075,678
流動資產淨額		**217,024**	272,217
資產總額減流動負債		**5,091,822**	4,720,298

簡明綜合中期資產負債表
(所有金額均以千美元為單位)

	附註	於 二零零七年 六月三十日 未經審核	於 二零零六年 十二月三十一日 經審核
資產			
非流動資產			
物業、廠房及設備	*4*	**2,957,555**	2,659,861
投資物業	*4*	**390,465**	385,125
租賃土地及土地使用權	*4*	**384,795**	381,142
無形資產	*4*	**87,780**	87,709
於聯營公司之權益		**1,030,216**	924,256
遞延所得稅資產		**406**	555
可供出售之金融資產	*5*	**3,818**	4,052
衍生金融工具	*13*	**15,397**	1,458
其他應收款	*6*	**4,366**	3,923
		4,874,798	4,448,081
流動資產			
存貨		**23,715**	22,019
應收賬項、預付款項及按金	*7*	**140,024**	205,628
應收聯營公司款項		**27,004**	19,695
持作交易用途之金融資產	*8*	**55,818**	50,094
現金及現金等價物		**378,991**	330,161
		625,552	627,597
資產總額		**5,500,350**	5,075,678
權益			
本公司權益持有人應佔股本及儲備			
股本	*9*	**1,258,393**	1,224,810
其他儲備	*10*	**1,142,109**	1,088,174
保留盈利			
一擬派中期／末期股息	*22*	**50,119**	33,295
一其他		**462,418**	352,900
		2,913,039	2,699,179
少數股東權益		**305,173**	276,145
權益總額		**3,218,212**	2,975,324

PRICEWATERHOUSECOOPERS

羅兵咸永道會計師事務所

羅兵咸永道會計師事務所
香港中環
太子大廈二十二樓
電話:(852) 2289 8888
傳真:(852) 2810 9888

中期財務資料的審閱報告

致香格里拉(亞洲)有限公司董事會

(於百慕達註冊成立的有限公司)

引言

本核數師(以下簡稱「我們」)已審閱列載於第4至28頁的中期財務資料,此中期財務資料包括香格里拉(亞洲)有限公司(「貴公司」)及其子公司(合稱「貴集團」)於二零零七年六月三十日的簡明綜合資產負債表與截至該日止六個月期間的相關簡明綜合收益表、權益變動表和現金流量報表,以及主要會計政策概要和其他附註解釋。香港聯合交易所有限公司主板證券上市規則規定,就中期財務資料編製的報告必須符合以上規則的有關條文以及香港會計師公會頒佈的香港會計準則第34號「中期財務報告」。 貴公司董事須負責根據香港會計準則第34號「中期財務報告」編製及列報該等中期財務資料。我們的責任是根據我們的審閱對該等中期財務資料作出結論,並按照委聘之條款僅向整體董事會報告,除此之外本報告別無其他目的。我們不會就本報告的內容向任何其他人士負上或承擔任何責任。

審閱範圍

我們已根據香港會計師公會頒佈的香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」進行審閱。審閱中期財務資料包括主要向負責財務和會計事務的人員作出查詢,及應用分析性和其他審閱程序。審閱的範圍遠較根據香港審計準則進行審核的範圍為小,故不能令我們可保證我們將知悉在審核中可能被發現的所有重大事項。因此,我們不會發表審核意見。

結論

按照我們的審閱,我們並無發現任何事項,令我們相信中期財務資料在各重大方面未有根據香港會計準則第34號「中期財務報告」編製。

羅兵咸永道會計師事務所
執業會計師

香港,二零零七年九月四日

香格里拉(亞洲)有限公司(「本公司」)之董事會(「董事會」)欣然公佈本公司及其附屬公司(「本集團」)與其聯營公司截至二零零七年六月三十日止六個月之未經審核中期業績。此業績已由本公司之核數師羅兵咸永道會計師事務所按照香港審閱準則第2410號「由實體的獨立核數師執行中期財務資料審閱」作出審閱，並經由董事會之審核委員會審閱。此核數師審閱報告載於第3頁。

截至二零零七年六月三十日止六個月之本公司權益持有人應佔綜合溢利由上年度同期之82,000,000美元(每股3.241美仙)增至159,700,000美元(每股6.196美仙)。

董事會已宣佈派發二零零七年之中期股息每股**15港仙**(二零零六年：每股13港仙)，將於二零零七年十月十一日(星期四)派發予在二零零七年十月二日(星期二)名列本公司股東名冊內之股東。

集團財務摘要

綜合業績

		截至六月三十日止六個月	
		二零零七年	二零零六年
		未經審核	未經審核
銷售額	*千美元*	**557,733**	469,976
本公司權益持有人應佔溢利	*千美元*	**159,689**	82,006
每股盈利	*美仙*	**6.196**	3.241
每股股息	*港仙*	**15**	13
年度化權益回報 (六個月期間本公司權益持有人應佔溢利 / 本公司權益持有人應佔平均權益 x 2)		**11.4%**	6.7%
未計利息、税項、折舊、攤銷及非營運項目前之盈利	*百萬美元*	**204.1**	167.9
未計利息、税項、折舊、攤銷及非營運項目前之邊際盈利 (未計利息、税項、折舊、攤銷及非營運項目前之盈利／銷售額)		**36.6%**	35.7%

綜合資產負債表

		於	
		二零零七年六月三十日	二零零六年十二月三十一日
		未經審核	經審核
權益總額	*千美元*	**3,218,212**	2,975,324
本公司權益持有人應佔資產淨值	*千美元*	**2,913,039**	2,699,179
借款淨額 (銀行貸款、透支及可換股債券之總額減現金及現金等價物)	*千美元*	**1,327,628**	1,219,144
本公司權益持有人應佔每股資產淨值	*美元*	**1.127**	1.054
每股資產淨值(權益總額)	*美元*	**1.245**	1.162
借款淨額與權益總額比率		**41.3%**	41.0%

企業資料

於二零零七年九月四日

董事會

執行董事
郭孔錀先生*（主席）*
雷孟成先生*（副主席）*
Giovanni ANGELINI先生
吳士方先生

非執行董事
郭雯光女士
何建源先生
李鏞新先生
Roberto V. ONGPIN先生
Alexander Reid HAMILTON先生*
黃啟民先生*
Timothy David DATTELS先生*
趙永年先生*
何建福先生
（何建源先生之替任董事）

* *獨立非執行董事*

薪酬委員會

郭孔錀先生*（主席）*
Alexander Reid HAMILTON先生
黃啟民先生

審核委員會

Alexander Reid HAMILTON先生*（主席）*
何建源先生
黃啟民先生

公司秘書

高秀麗女士

核數師

羅兵咸永道會計師事務所
執業會計師
香港
中環
太子大廈22樓

總辦事處及主要營業地點

香港
中區
添美道1號
中信大廈21樓

香港股份過戶登記分處

卓佳雅柏勤有限公司
香港
灣仔
皇后大道東28號
金鐘匯中心26樓

公司網址

http://www.shangri-la.com

財務資料

http://www.ir.shangri-la.com

SHANGRI-LA ASIA LIMITED

(於百慕達註冊成立之有限公司)

香格里拉(亞洲)有限公司

股份代號: 69

2007中期報告

END